                                                    Registration No. 333-68536


     As filed with the Securities and Exchange Commission on November 21, 2001


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                    --------

                               AMENDMENT NO. 1 TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                        Under The Securities Act of 1933
                                     -------
                         AMERICAN GREETINGS CORPORATION
             (Exact name of registrant as specified in its charter)

              Ohio                                    34-0065325
 (State or other jurisdiction of         (I.R.S. Employer Identification No.)
 incorporation or organization)

                  One American Road, Ohio 44144 (216) 252-7300
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              Jon Groetzinger, Jr.
              Senior Vice President, General Counsel and Secretary
                         American Greetings Corporation
                                One American Road
                              Cleveland, Ohio 44144
                                 (216) 252-7300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:

                               Stanley E. Everett
                                 Brouse McDowell
                            500 First National Tower
                                Akron, Ohio 44114
                                 (330) 535-5711

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.|_|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.|_| ________________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.|_|_______________

THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH THE PROVISIONS OF SECTION 8(a) OF THE SECURITIES ACT OF 1933.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.






                 SUBJECT TO COMPLETION DATED NOVEMBER 21, 2001

                                OFFER TO EXCHANGE

                                 ALL OUTSTANDING
                         AMERICAN GREETINGS CORPORATION
                    11.75% SENIOR SUBORDINATED NOTES DUE 2008
                    ($260,000,000 AGGREGATE PRINCIPAL AMOUNT)

                                       FOR

                         AMERICAN GREETINGS CORPORATION
                    11.75% SENIOR SUBORDINATED NOTES DUE 2008
                   REGISTERED UNDER THE SECURITIES ACT OF 1933


                                TERMS OF EXCHANGE


o   Expires 5:00 p.m., New York City time, December 26, 2001, unless extended


o Not subject to any condition other than that the exchange offer not violate applicable law or any applicable interpretation of the Staff of the Securities and Exchange Commission

o All outstanding notes that are validly tendered and not validly withdrawn will be exchanged

o Tenders of outstanding notes may be withdrawn any time prior to 5:00 p.m. on the business day prior to expiration of the exchange offer

o The exchange of notes will not be a taxable exchange for United States federal income tax purposes

o American Greetings Corporation will not receive any proceeds from the exchange offer

o The terms of the notes to be issued are substantially identical to the outstanding notes, except for certain transfer restrictions and registration rights relating to the outstanding notes

o   The notes to be issued will not be listed on any securities exchange

 CONSIDER CAREFULLY THE "RISK FACTORS" BEGINNING ON PAGE 10 OF THIS PROSPECTUS.


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                      Prospectus dated         , 2001.

This exchange offer is not being made to, nor will American Greetings Corporation accept surrenders for exchange from, holders of outstanding notes in any jurisdiction in which this exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.


                                TABLE OF CONTENTS

Incorporation of Certain Documents by Reference..................................................................................2
Where You Can Find More Information..............................................................................................3
Summary..........................................................................................................................4
Selected Consolidated Financial Data.............................................................................................8
Risk Factors....................................................................................................................10
Caution Regarding Forward-looking Statements....................................................................................16
Exchange Offer..................................................................................................................17
Description of Notes............................................................................................................23
Certain United States Federal Income Tax Considerations.........................................................................59
Plan of Distribution............................................................................................................63
Legal Matters...................................................................................................................64
Experts.........................................................................................................................64

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission (the "Commission") allows the Company to "incorporate" into this prospectus information that it files with the Commission in other documents. This means that the Company can disclose to you important business and financial information that is not included with the prospectus by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that the Company files with the Commission in the future and incorporates by reference in this prospectus automatically updates and supersedes previously filed information.


The Company incorporates by reference the documents listed below and any future filings it makes with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), prior to the sale of all the notes covered by this prospectus: (a) its Annual Report on Form 10-K for the fiscal year ended February 28, 2001; (b) its Form 10-Q for the fiscal quarters ended May 31, 2001 and August 31, 2001; (c) its Form 8-K dated September 12, 2001 and the related Form 8-K/A filed with the Commission on November 21, 2001; (d) the description of its capital contained in its registration statement on Form 8-A filed with the Commission on February 6, 1998, including any amendments or reports filed for the purpose of updating that description; and (e) all its other filings with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering.



UPON REQUEST. YOU MAY OBTAIN WITHOUT CHARGE COPIES OF ANY OR ALL OF THESE DOCUMENTS, INCLUDING EXHIBITS. TO ENSURE TIMELY DELIVERY, YOUR REQUEST, WHICH MAY BE ORAL OR IN WRITING, MUST BE RECEIVED BY THE COMPANY NO LATER THAN DECEMBER 18, 2001, THE DATE THAT IS FIVE (5) BUSINESS DAYS BEFORE THE DATE YOU MUST MAKE YOUR INVESTMENT DECISION. PLEASE MAKE YOUR REQUEST TO JON GROETZINGER, JR., SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY, AMERICAN GREETINGS CORPORATION, ONE AMERICAN ROAD, CLEVELAND, OHIO 44144; TELEPHONE (216) 252-7300.

                       WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and, accordingly, files reports, proxy statements and other information with the Commission. You may read and copy any document the Company has filed at the Commission's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The Commission maintains an Internet site that contains reports, proxy and information statements and other information about issuers that file electronically with the Commission. The address of the Commission's Internet site is http://www.sec.gov. This prospectus is part of a registration statement that the Company filed with the Commission. The registration statement contains more information than this prospectus regarding the Company, the notes and the Company's capital stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the Commission at the address listed above or from the Commission's Internet site.

                                     SUMMARY

This summary highlights the key information contained in this prospectus. Because it is a summary, it does not contain all the information that may be important to you. You should read carefully this entire prospectus. In particular, you should read the section titled "Risk Factors" and the financial statements and the notes relating to those statements included in or incorporated into this prospectus. The Company's fiscal year ends on February 28 or 29. References to a particular fiscal year refer to the fiscal year ending in February of that year. For example, fiscal 2001 refers to the year ended February 28, 2001. The term "you" refers to a holder of the outstanding notes issued on June 29, 2001 or to a prospective purchaser of the registered notes offered hereby, or both, as the context requires. The Company's website is located at www.americangreetings.com. Information contained on the Company's website does not constitute, and shall not be deemed to constitute, part of this prospectus.

THE COMPANY


Founded in 1906, the Company is the second largest greeting card company in the world with approximately 39% market share of the $7 billion U.S. greeting card industry. It creates, manufactures and distributes greeting cards, gift wrap, party goods, calendars, candles, balloons, stationery, non-prescription reading glasses and educational products. The Company sells its products internationally in more than 70 countries through its wholly owned subsidiaries and licensees. It offers online greeting cards through its subsidiary AmericanGreetings.com. The contribution of each major product category as a percentage of fiscal 2001 net sales was: everyday greeting cards (42%), seasonal greeting cards (20%), gift wrap and wrap accessories (16%) and other products (22%). For fiscal 2001, the Company had net sales of $2.5 billion and Adjusted EBITDA of $260.1 million. "Adjusted EBITDA" represents earnings before non-recurring items, interest expense, income taxes, other expense (income)-net and depreciation and amortization. Adjusted EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. Adjusted EBITDA does not represent net income or cash flows from operations as those terms are defined in generally accepted accounting principles, or GAAP, and it does not necessarily indicate whether cash flows will be sufficient to fund cash needs. Included in other expense (income)-net and in depreciation and amortization is goodwill amortization of $8,723,000 for fiscal 2001.


RECENT DEVELOPMENTS

On September 12, 2001, Brewers Acquisition, Inc. ("Purchaser"), a wholly-owned subsidiary of AmericanGreetings.com, Inc. ("AmericanGreetings.com"), acquired the BlueMountain.com division ("BlueMountain.com") of At Home Corporation ("Excite@Home"). AmericanGreetings.com is a subsidiary of the Company. The transaction was structured as a merger of a subsidiary of Excite@Home, EGCB, Inc. ("EGCB"), into the Purchaser, pursuant to which the Purchaser acquired substantially all of the assets and assumed certain liabilities associated with BlueMountain.com in consideration for a purchase price of $35 million in cash, subject to post-closing adjustments. The Company funded the transaction from available cash at the date of acquisition.

BlueMountain.com is an electronic greeting card publisher that offers free animated and musical greeting cards that consumers can email to users of the Internet. The BlueMountain.com website, www.bluemountain.com, offers thousands of cards in nine languages as well as a variety of e-commerce gift offerings, such as flowers, chocolates and gift baskets. AmericanGreetings.com presently intends to operate BlueMountain.com as a subsidiary under the name EGCB. However, AmericanGreetings.com will conduct a further review of BlueMountain.com and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel. After such review, AmericanGreetings.com will determine what changes, if any, would be desirable in light of the circumstances that then exist.

EXECUTIVE OFFICES

The address of the Company's principal executive offices is One American Road, Cleveland, Ohio, 44144-2398, and its telephone number is (216) 252-7300.

THE EXCHANGE OFFER

On June 29, 2001, the Company completed the private offering of $260 million of its 11.75% Notes due 2008. The Company entered into an exchange and registration rights agreement with the initial purchasers in the private offering in which it agreed, among other things, to deliver this prospectus to you and to complete the exchange offer within 150 days of the issuance of the outstanding notes. In the exchange offer, you are entitled to exchange your outstanding notes for registered notes with substantially identical terms. If the exchange offer is not completed by December 26, 2001, the interest rates on the outstanding notes will be increased by 0.25% through March 27, 2002 and by an additional 0.25% thereafter, until the exchange offer is completed. You should read the discussion under the headings "Exchange Offer" at page 17 and "Description of Notes" at page 23 for further information regarding the registered notes.

The Company believes the registered notes issued in the exchange offer may be resold by you without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions. You should read the discussion under the headings "Exchange Offer" at page 17 and "Plan of Distribution" at page 63 for further information regarding the exchange offer and resale of the registered notes.

SUMMARY DESCRIPTION OF THE TERMS OF THE NOTES

Issuer                                      American Greetings Corporation

Securities Offered                          $260 million aggregate principal amount of 11.75% Notes due 2008

Maturity Date                               July 15, 2008

Interest Payment Dates                      January 15 and July 15 of each year, commencing January 15, 2002

Denominations                               The notes issued in the exchange offer will be issued in minimum initial purchase amounts of $1,000 and integral multiples of $1,000 thereafter.
Global Note;
 Book-entry System                          The notes are issued in book-entry form, registered in the name of DTC or its nominee. Purchasers do not receive individually certificated notes. Instead, the notes are evidenced by a global note, in fully registered form and without coupons in minimum denominations of $1,000, and deposited with the trustee, as custodian for DTC The interest of any holder in the global note will be shown on, and transfers of that interest will be affected only through, records maintained by
                                            DTC and its direct and indirect participants. See  "Description of Notes-- Book-
                                            Entry, Delivery and Form" at page 42 and "--Certain Book-Entry Procedures for the Global Notes" at page 42.

Optional Redemption                         The Company may redeem the notes, in whole or in part, at any time beginning
                                            July 15, 2005, at the redemption prices listed under  "Description of Notes--
                                            Optional Redemption."  Before July 15, 2004, the Company may redeem up to
                                            35% of the notes issued under the indenture with the proceeds of one or more offerings of certain equity securities by the Company at the price listed under
                                            "Description of Notes - Optional Redemption" at page 26.

Sinking Fund                                None

Ranking                                     The notes are subordinated to the Company's Senior Indebtedness, as that term is defined in  "Description of Notes--Subordination" at page 24.  The notes also are effectively subordinated in right of payment to all indebtedness and other liabilities of the Company's subsidiaries. As of September 30, 2001, the
                                            Company had outstanding Senior Indebtedness of approximately $616.4 million and its subsidiaries had approximately $204.7 million of indebtedness and other liabilities outstanding (including trade payables). The indenture under which the notes were issued does not restrict the incurrence of Senior Indebtedness or any other indebtedness, by the Company or any of its subsidiaries. See
                                             "Description of Notes-- Subordination" at page 24.

Registration Covenant                       Under the exchange and registration rights agreement executed as part of the offering of the outstanding notes, the Company agreed to complete the exchange offer within 30 days after the effective date of its registration statement; and to use its best efforts to cause to become effective a shelf registration statement for the resale of the notes if applicable law or interpretations of the staff of the
                                            Commission are changed such that the notes to be received in the exchange offer are not transferable without restriction under the Securities Act, or if the exchange offer has not been completed within 180 days following the issue date of the outstanding notes, or if the exchange offer is not available to all holders of the outstanding notes. The interest rate on the notes will increase if the Company does not comply with certain of its obligations under the exchange and registration rights agreement. See "Exchange Offer - Special Interest" at page 17.

Repurchase                                  If the Company experiences a specified change in control, a holder of notes will have the right, subject to certain conditions and restrictions, to require the
                                            Company to repurchase, with cash or stock, some or all of the notes at a price equal to 100% of the principal amount plus accrued and unpaid interest to the repurchase date. The repurchase price is payable in cash or, at the Company's option and subject to the satisfaction of certain conditions, in Class A Common
                                            Shares.  If the Company pays the repurchase price in Class A Common Shares, the shares will be valued at 95% of the average closing sales prices of the Class
                                            A Common Shares for the five trading days preceding and including the third trading day prior to the repurchase date. See "Description of Notes-- Repurchase at Option of Holders Upon a Change of Control" at page 26.

Events of default                           Events of default include:

                                                 o   failure to pay principal of or premium, if any, on any of the notes when due;

                                                 o   failure to pay interest on any of the notes within 30 days after payment becomes due, whether or not such payment is prohibited by the provisions of the indenture;

                                                 o   failure to perform or comply with certain covenants in the indenture with respect to the notes, and such failure is not cured within 60 days after the
                                                     Company is given written notice of such failure;

                                                 o   failure by the Company or any of its subsidiaries to pay when due

                                                     (either at final maturity or upon acceleration of the due
                                                     date), more than $20 million of indebtedness for money borrowed, and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within 60 days after the Company receives written notice of such failure;

                                                 o   certain events of bankruptcy, insolvency or reorganization of the
                                                     Company; and

                                                 o   failure to provide the required notice of any change in control or to pay the repurchase price in connection with a change in control, whether or not the notice is prohibited by the
                                                     subordination provisions of the indenture.

Trading                                          The notes currently are designated for trading in the Private
                                                 Offerings, Resale and Trading through Automatic Linkages
                                                 (PORTAL) Market of the National Association of Securities Dealers,
                                                 Inc. The Company's Class A Common Shares trade on the New York Stock
                                                 Exchange under the symbol "AM."

Governing law                                    The indenture and the notes are governed by the laws of the State of
                                                 New York.

Risk Factors                                     For a description of some of the risks you should carefully consider before buying the notes, see "Risk Factors" beginning on page 10 of this prospectus.

Ratio of Earnings to Fixed Charges


                               Six Months
                             Ended August 31,                          Year Ended February 28 or 29,


                            2000          2001         1997          1998            1999          2000          2001
                            1.1x           -           6.3x          8.2x            6.9x          3.7x          2.3x

                           The amount of the deficiency for the first six months of fiscal 2002 was $140,027,000. The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings plus fixed charges. For purposes of determining this ratio, earnings represent earnings before income taxes and the cumulative effect of accounting change. Fixed charges consist of interest expense and the estimated interest component of rent expense.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth certain selected consolidated financial data of the Company and the ratio of earnings to fixed charges for, and as of the end of, each of the five fiscal years ended February 28, 2001. The selected consolidated financial data for the five fiscal years ended February 28, 2001 has been derived from the consolidated financial statements of the Company, which statements have been audited by Ernst & Young LLP, independent auditors. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," as set forth in the Company's Form 10-K for fiscal 2001 and its Form 10-Q for its fiscal quarter ended May 31, 2001. These documents have been filed with the Commission. See "Where You Can Get More Information" at page 3. The data for the periods presented are not necessarily comparable because of acquisitions throughout these periods.

                                                            FISCAL YEAR ENDED FEBRUARY 28 OR 29
                                                     DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS


                                                1997             1998            1999             2000              2001
                                           -------------    -------------   -------------    -------------     ------------
STATEMENT OF OPERATIONS:
Net sales..............................       $2,161,089       $2,198,765      $2,205,706       $2,175,236       $2,518,814
   Material, labor and other
       production costs................          805,124          790,688         757,080          809,347          999,271
                                             -----------      -----------     -----------      -----------      -----------
   Gross profit........................        1,355,965        1,408,077       1,448,626        1,365,889        1,519,543
   Selling, distribution and
        marketing......................          839,916          876,822         894,323          921,392        1,068,543
   Administrative and general..........          234,838          233,457         228,183          227,075          280,202
   Non-recurring items.................             ----         (22,125)          13,925           38,873             ----
   Interest............................           30,749           22,992          29,326           34,255           55,387
   Other expenses (income)-- net                 (3,868)            4,494           1,272            3,670           16,778
                                            ------------     ------------    ------------     ------------     ------------
Income before income taxes and
   cumulative effect of accounting
   change..............................          254,330          292,437         281,597          140,624           98,633
   Income taxes......................             87,235          102,353         101,375           50,625          191,306
                                            ------------      -----------     -----------      -----------      -----------

Income (loss) before cumulative
   effect of accounting change.........          167,095          190,084         180,222           89,999         (92,673)
   Cumulative effect of accounting
       change, net of tax..............             ----             ----            ----             ----           (21,14
Net Income (loss)......................      $   167,095      $   190,084     $   180,222      $    89,999      $ (113,814)
                                             ===========      ===========     ===========      ===========      ===========
Earnings per Share.....................            $2.23            $2.58           $2.56            $1.37          $(1.79)
Earning per Share ---- assuming
   dilution............................            $2.22            $2.55           $2.53            $1.37          $(1.79)
Weighted average number of
   shares outstanding (thousands)                 74,819           73,708          70,346           65,592           63,646
Weighted average number of
   shares outstanding
   (thousands) ---- assuming
   dilution............................           75,326           74,546          71,104           65,592           63,646

Other Data:

Cash flows provided (used) by:
 Operating activities..................      $   153,903      $   195,192     $   211,268      $   168,519      $   109,800
 Investing activities:
   Property, plant and
        equipment additions............         (92,895)         (67,898)        (60,950)         (50,753)         (74,382)
   Other investing activities..........         (12,158)           79,847         (23,982         (86,894)        (123,574)
                                            ------------      -----------     -----------     ------------     ------------
  Total investing activities...........        (105,053)           11,949        (84,932)        (137,647)        (197,956)

Adjusted EBITDA(1).....................          346,895          364,313         394,261          287,992          260,132
Adjusted EBITDA margin on net
sales..................................            16.1%            16.6%           17.9%            13.2%            10.3%
Depreciation and amortization..........      $    70,611      $    72,225     $    74,783      $    76,600       $   98,057
Total debt to Adjusted EBITDA..........             1.0X             1.0X            1.2X             1.9X             2.9x
Adjusted EBITDA to interest                        11.3X            15.8X           13.4X             8.4X             4.7x
expense................................
Ratio of earnings to fixed
   charges(2)..........................             6.3X             8.2X            6.9X             3.7X             2.3x

BALANCE SHEET DATA:

Working capital........................      $   562,148      $   506,029     $   728,144      $   518,196      $    94,455
Net PP&E...............................          462,787          447,632         434,806          447,415          477,188
Total assets...........................        2,135,120        2,161,464       2,419,328        2,517,983        2,712,074
Short-term debt........................          133,171          199,640          17,777          109,694          378,904
Long-term debt.........................          219,639          148,800         463,246          442,102          380,124
Shareholders' equity...................        1,361,655        1,345,217       1,346,611        1,252,411        1,047,190
Percentage of total debt to
   capitalization......................            20.6%            20.6%           26.3%            30.6%            42.0%

(1) Adjusted EBITDA represents earnings before non-recurring items, interest expense, income taxes, other expense (income)-net and depreciation and amortization. Adjusted EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. Adjusted EBITDA does not represent net income or cash flows from operations as those terms are defined in generally accepted accounting principles, or GAAP, and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. Included in other expense (income)-net and in depreciation and amortization is goodwill amortization of $4,927, $5,710, $6,642, $6,030 and $8,723 for fiscal years 1997 through 2001, respectively.

(2) The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings plus fixed charges. For purposes of determining this ratio, earnings have been calculated by adding income before income taxes and the cumulative effect of accounting change. Fixed charge consist of interest expense and the estimated interest component of rent expense.

                                  RISK FACTORS

An investment in the notes involves significant risk. You should carefully consider the following risk factors and the other information set forth in this prospectus before deciding to purchase any notes.

RISKS RELATING TO THE OFFERING

THE COMPANY'S SUBSTANTIAL LEVERAGE COULD ADVERSELY AFFECT ITS FINANCIAL CONDITION AND PREVENT IT FROM FULFILLING ITS OBLIGATIONS UNDER THE NOTES.


The Company is highly leveraged. On September 30, 2001, it had total indebtedness of approximately $968 million and shareholders' equity of approximately one billion. The Company and its subsidiaries will be permitted to incur additional indebtedness in the future. See "Description of Notes" at page 23. In addition, the Company may incur substantial further indebtedness under any new credit facilities into which it may enter. Its ability to make scheduled payments of principal of, or to pay interest on, or to refinance, its indebtedness (including the notes), or to fund planned capital expenditures will depend on its future operating performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond the Company's control. Based upon the Company's current level of operations, management believes that cash flow from operations and available cash, together with available borrowings under credit facilities, will be adequate to meet currently anticipated funding requirements. Management cannot assure you that the Company will have adequate liquidity to fund its ongoing cash needs, and the Company may need to refinance all or a portion of the principal of the notes on or prior to maturity. There can be no assurance that the Company's business will generate sufficient cash flow from operations, or that future borrowings will be available under existing credit facilities in an amount sufficient to enable it to service its indebtedness, including the notes, or to fund its other liquidity needs. In addition, there can be no assurance that the Company will be able to effect any refinancing on commercially reasonable terms or at all. The degree to which the Company will be leveraged could have important consequences to holders of the notes, including, but not limited to:


o making it more difficult for the Company to satisfy its obligations with respect to the notes;

o increasing the Company's vulnerability to general adverse economic and industry conditions;

o limiting the Company's ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

o requiring the dedication of a substantial portion of the Company's cash flow from operations to the payment of principal of, and interest on, its indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, research and development or other general corporate purposes; and

o limiting the Company's flexibility in planning for, or reacting to, changes in its business and the industry.

In addition, the indenture contains financial and other restrictive covenants that limit the Company's ability to, among other things, borrow additional funds. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company. See "Description of Notes" at page 23.

THE NOTES ARE JUNIOR TO THE COMPANY'S SENIOR DEBT.

The notes are subordinated in right of payment to all the Company's current and future senior debt. Upon any distribution to the Company's creditors in a liquidation or dissolution, the holders of senior debt are entitled to be paid in full before any payment may be made with respect to the notes. In addition, the subordination provisions of the indenture provide that payments with respect to the notes are blocked in the event of a payment default on senior debt and may be blocked for up to 179 days each year in the event of certain non-payment defaults on senior debt. In the event of the Company's bankruptcy, liquidation or reorganization, holders of the notes will participate ratably with all holders of subordinated indebtedness that is deemed to be of the same class as the notes and potentially with all other general creditors, based upon the respective amounts owed to each holder or creditor, in the Company's remaining assets. In any of the foregoing events, there can be no assurance that there would be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than the holders of senior debt. In addition, under the subordination provisions of the indenture, payments that would otherwise be made to holders of the notes will instead be paid to holders of senior debt under certain circumstances. As a result of these provisions, other creditors (including trade creditors) that are not holders of senior debt may recover more, ratably, than holders of the notes. In addition, the notes will be effectively subordinated to all outstanding obligations of any of the Company's subsidiaries. As of September 30, 2001, the Company had $616.4 million of senior debt outstanding and its subsidiaries had $204.7 million of outstanding debt and other liabilities (including trade payables). In addition, the Company is able to incur a significant amount of additional senior indebtedness under its existing credit facilities. The indenture also permits the incurrence of substantial additional indebtedness, including senior debt, by the Company and its subsidiaries in the future. See "Outstanding Indebtedness" at page 22.


THE NOTES ARE EFFECTIVELY SUBORDINATED TO THE DEBT OF THE COMPANY'S
SUBSIDIARIES.


The Company derives much of its revenue from its subsidiaries. The indenture governing the notes permits the incurrence of substantial additional indebtedness by the Company and its subsidiaries, and it does not require the Company's subsidiaries to guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of a subsidiary, holders of any of such subsidiary's indebtedness will have a claim to the assets of the subsidiary that is prior to the Company's interest in those assets. As of September 30, 2001, the aggregate amount of indebtedness and other liabilities of the Company's subsidiaries (including trade payables) was approximately $204.7 million. If any subsidiary indebtedness were to be accelerated, there can be no assurance that the assets of such subsidiary would be sufficient to repay such indebtedness or that the Company's assets and the assets of its other subsidiaries would be sufficient to repay in full its indebtedness, including the notes. See "Outstanding Indebtedness" at page 22.


THE COMPANY MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE ANY CHANGE OF CONTROL OFFER REQUIRED BY THE INDENTURE.

Upon a change of control, the Company will be required to offer to repurchase all outstanding notes at 100% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. However, there can be no assurance that sufficient funds will be available at the time of any change of control to make any required repurchases of notes tendered or that restrictions in its credit facilities will allow the Company to make such required repurchases. Notwithstanding these provisions, the Company could enter into certain transactions, including certain recapitalizations, that would not constitute a change of control but would increase the amount of debt outstanding at such time. See "Description of Notes -- Repurchase at Option of Holders Upon a Change in Control" at page 26.

NO PUBLIC MARKET EXISTS FOR THE NOTES, AND THE PRICE OF THE NOTES MAY BE
VOLATILE.

There is no existing market for the notes and, although the notes are eligible for trading in PORTAL, there can be no assurance as to the liquidity of any markets that may develop for the notes, the ability of holders of the notes to sell their notes or the prices at which holders would be able to sell their notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. In addition, if the Company or its securities are downgraded by any rating agency, the trading price of the notes may decrease. The initial purchasers have advised the Company that they intend to make a market in the notes offered hereby. However, they are not obligated to do so, and any market making may be discontinued at any time without notice. The Company does not intend to apply for listing of the notes on any securities exchange.

FEDERAL AND STATE LAWS PERMIT A COURT TO VOID THE NOTES UNDER CERTAIN CIRCUMSTANCES.

Under applicable provisions of federal bankruptcy law or comparable provisions of state fraudulent transfer law, if, among other things, the Company, at the time it incurred the indebtedness evidenced by the notes, (1) (a) was or is insolvent or rendered insolvent by reason of such occurrence or (b) was or is engaged in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital or (c) intended or intends to incur, or believed or believes it would incur, debts beyond its ability to pay such debts as they mature, and (2) the Company received or receives less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness, then the notes could be voided, or claims in respect of the notes could be subordinated to all the Company's other debts. In addition, the payment of interest and principal by the Company pursuant to the notes could be voided and required to be returned to the person making such payment, or to a fund for the benefit of the Company's creditors. The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding. Generally, however, the Company would be considered insolvent if:

o the sum of its debts, including contingent liabilities, were greater than the saleable value of all of its assets at a fair valuation or if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

o   the Company could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, management believes the Company will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not incur debts beyond its ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determination or that a court would agree with the Company's conclusions in this regard.

RISKS RELATING TO THE COMPANY'S BUSINESS

THE COMPANY CANNOT ASSURE YOU THAT IT WILL HAVE ADEQUATE LIQUIDITY TO FUND ITS ONGOING CASH NEEDS.

Over the next twelve months, the Company will face significant capital requirements in order to fund its restructuring program, its negotiated contract with a major mass merchandiser, and its seasonal working capital needs. In addition, the Company may have additional funding needs during or after that period that are not currently anticipated. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on terms acceptable to management or within limitations that are contained in the Company's current or future financing arrangements. Failure to obtain any necessary additional financing could result in the delay or abandonment of some or all of the Company's restructuring plans, negatively impact its ability to make capital expenditures and result in its failure to meet its obligations.


In addition, from 1992 to 1999, the Company took certain tax deductions related to its corporate-owned life insurance programs (COLI). Recently, a federal tax decision unfavorable to another corporation for a similar COLI issue was published. As a result, the Company recorded a non-cash charge of approximately $143 million in the fourth quarter of 2001, which amount represents the effect of assessments by the Internal Revenue Service for the disallowance of certain deductions related to this insurance program. Although management believes that in the event of a proceeding against the Company, it would actively defend itself and believes the Company could distinguish certain of its COLI plans from those addressed in the prior litigation, there can be no assurance that the Company would be successful, and the Company could be required to pay the amount of its recorded charge to the Internal Revenue Service. In this event, the Company would require additional financing to provide the cash for such a payment. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on terms acceptable to the Company or within limitations that are contained in its current or future financing arrangements.

THE COMPANY CANNOT ASSURE YOU THAT IT WILL BE ABLE TO IMPLEMENT ITS PROPOSED COST SAVINGS INITIATIVES OR THAT THOSE INITIATIVES WILL PRODUCE THE ANTICIPATED POSITIVE EFFECTS.

In November 2000, management announced that the Company would undertake a review of its operations, focusing on process improvements. In March 2001, the Company devised a restructuring plan for its core greeting card business that is expected to improve efficiency and reduce costs. The restructuring plan includes a rationalization process, a product line size reduction program, the consolidation of its facilities and workforce reduction of approximately 1,500 employees, or approximately 13% of its current full-time workforce. The reorganization is expected to result in a pre- tax charge of between $200 million and $220 million in fiscal 2002. Although management believes the implementation of the restructuring is feasible on the schedule currently contemplated, the Company may encounter unanticipated difficulties. There can be no assurance that the anticipated cost savings will be realized as a result of the implementation of the restructuring plan. In addition, several large retailers, two of which together represented approximately 15% of the Company's sales in fiscal 2001, have encouraged the Company to implement scan-based trading, which is a form of consignment selling in which inventory is held on the Company's books, instead of the books of its retailers, until an actual sale to a consumer occurs. The Company is in the process of implementing scan- based trading with certain retailers, and it expects this implementation to result in a one-time pre-tax charge of between $80 and $90 million in fiscal 2002, and it anticipates the effects on the Company to be an ongoing reduction in working capital, maximization of retail productivity and throughput, reduced costs and enhanced retailer relationships. However, there can be no assurance that the expected benefits of scan-based trading will be realized.

THE COMPANY HAS A HISTORY OF LOSSES AND MAY NOT BE PROFITABLE IN THE FUTURE.


The Company experienced a loss in fiscal 2001 and may incur additional losses in the future. The Company has and will continue to have a substantial amount of interest expense in respect of debt incurred and depreciation and amortization expenses relating to its recent acquisitions as well as to its fiscal 2002 restructuring program. Such expenses have contributed to the net losses the Company experienced. Management expects that the Company will continue to incur such non-operating expenses at increased levels as a result of scan-based trading, the restructuring program and a change in the contractual relationship with a partner of the Company's Internet unit.


THE COMPANY RELIES ON A FEW LARGE CUSTOMERS FOR A SIGNIFICANT PORTION OF ITS SALES.


A few of the Company's customers are material to its business and operations. In both fiscal 2000 and fiscal 2001, the Company's largest customer, Wal-Mart Stores, Inc., represented approximately 10% of its consolidated net sales. Aggregate consolidated net sales to its five largest customers represented approximately 29% of its total consolidated net sales in fiscal 2001. There can be no assurance that these large customers will continue to purchase the Company's products in historical quantities. The loss of sales to one of its large customers could materially adversely affect the Company, its operating results, its financial condition and its prospects.

DIFFICULTIES IN INTEGRATING POTENTIAL ACQUISITIONS COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS.

The Company regularly evaluates potential acquisition opportunities to support and strengthen its business. The Company cannot be sure that it will be able to locate suitable acquisition candidates, acquire candidates on acceptable terms or integrate acquired businesses successfully. Future acquisitions may require the Company to incur additional debt and contingent liabilities, which may materially and adversely affect its business, operating results and financial condition. Furthermore, the process of integrating acquired businesses effectively involves the following risks:

o   assimilating operations and products may be unexpectedly difficult;

o   management's attention may be diverted from other business concerns;

o the Company may enter markets in which it has limited or no direct experience; and

o   the Company may lose key employees of an acquired business.

The Company does not currently have any material agreements relating to proposed or pending acquisitions or joint ventures.

THE COMPANY'S OPERATING RESULTS MAY FLUCTUATE ON A SEASONAL BASIS.

The greeting card business is a seasonal business based on holidays, with results of operations for the first, second and fourth fiscal quarters generally being lower than those of the third fiscal quarter. Consequently, the Company's overall operating results in the future may fluctuate substantially based on seasonal demand for its products. Such variations in demand could have a material adverse effect on the timing of its cash flows and therefore its ability to service its obligations with respect to the notes.

THE COMPANY OPERATES IN AN EXTREMELY COMPETITIVE MARKET, AND ITS BUSINESS WILL SUFFER IF IT IS UNABLE TO COMPETE EFFECTIVELY.

The Company operates in a highly competitive industry. The greeting card business is extremely concentrated, and the Company is one of only two main competitors, which together encompass over 75% of the overall market. The Company's main competitor may have substantially greater financial, technical or marketing resources, a greater customer base, stronger name recognition and a lower cost of funds than the Company has, and that competitor also has longstanding relationships with certain large customers to which it may offer products not provided by the Company, which may put the Company at a competitive disadvantage. As a result, this competitor or others may be able to:

o   adapt to changes in customer requirements more quickly;

o   take advantage of acquisition and other opportunities more readily; and

o devote greater resources to the marketing and sale of its products and adopt more aggressive pricing policies than the Company.

There can be no assurance that the Company will be able to continue to compete successfully in this market or against such competition. If the Company is unable to introduce new and innovative products that are attractive to its customers, or is unable to allocate sufficient resources to effectively market and advertise its products so that they achieve widespread market acceptance, the Company may not be able to compete effectively, and its operating results and financial condition will be adversely affected.

THE COMPANY MAY BE ADVERSELY AFFECTED BY RETAIL TRENDS AND VOLATILITY.

The Company's business and that of most of its customers is cyclical and has historically experienced periodic downturns in direct relation to general economic downturns. A downturn in the economy may affect consumer purchases of discretionary items, which could adversely affect the Company's sales. The Company's success depends on the sustained demand for its products. Many factors affect the level of consumer spending on the Company's products, including, among others, general business conditions, interest rates, the availability of consumer credit, taxation and consumer confidence in future economic conditions. Consumer purchases of discretionary items, such as the Company's products, tend to decline during recessionary periods when disposable income is lower. These downturns have been characterized by diminished product demand and subsequent accelerated erosion of average selling prices. A general slowdown in the economies in which the Company sells its products or even an uncertain economic outlook could adversely affect consumer spending on the Company's products and, in turn, its sales and results of operations. With the growing trend toward towards retail trade consolidation, the Company is increasingly dependent upon a reduced number of key retailers whose bargaining strength is growing. The Company may be negatively affected by changes in the policies of its retail trade customers, such as inventory de-stocking, limitations on access to shelf space, scan-based trading and other conditions. Increased consolidations in the retail industry could result in price and other competition that could damage the Company's business.

TWO SIGNIFICANT STOCKHOLDER GROUPS CONTROL A SUBSTANTIAL PORTION OF THE COMPANY'S OUTSTANDING CAPITAL STOCK.


As of September 30, 2001, two significant stockholder groups beneficially owned approximately 52% in the aggregate of the Company's outstanding Class B Common Shares. Class A Common Shares are entitled to one vote per share, and Class B Common Shares are entitled to ten votes per share. Accordingly, holders of Class B Common Shares, as a group, will be able to significantly influence the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in the Company's Articles of Incorporation or Code of Regulations, and the approval of mergers and other significant corporate transactions, and their interests may not be aligned with your interests. Two of the nine members of the Company's board of directors are members of one of these stockholder groups. The existence of these levels of ownership concentrated in a few persons makes it less likely that any other shareholder will be able to affect the Company's management or strategic direction. These factors may also have the effect of delaying or preventing a change in the Company's management or voting control or its acquisition by a third party.


THE LOSS OF KEY MEMBERS OF THE COMPANY'S SENIOR MANAGEMENT TEAM COULD ADVERSELY AFFECT ITS BUSINESS.

The Company's success depends largely on the efforts and abilities of its current senior management team. The experience and industry contacts of its management team significantly benefit the Company. If the Company were to lose the benefit of that experience and those contacts, the Company's business could be adversely affected.

POLITICAL AND ECONOMIC CONDITIONS IN FOREIGN COUNTRIES IN WHICH THE COMPANY OPERATES COULD ADVERSELY AFFECT THE COMPANY.

A portion of the Company's current operations are conducted and located abroad. International revenue represented 17.1% of total revenue in fiscal 2001 and 19.5% of total revenue in fiscal 2000. Management expects that international revenue will continue to represent a significant portion of the Company's total revenue in the foreseeable future. The success of the Company's sales to, and operations in, foreign markets depends on numerous factors, many of which are beyond its control, including economic conditions in the foreign countries in which the Company sells its products and services. Its international sales and operations may also expose the Company to risks inherent in doing business outside the United States, including currency fluctuations, restrictions on the repatriation of profits and assets, compliance with foreign laws and standards and political risks. In general, the Company does not execute hedge transactions to reduce its exposure to foreign currency exchange rate risks. There can be no assurance that any foreign government will not adopt regulations or take other actions that would have a direct or indirect adverse impact on the

Company's business or market opportunities within any country. Furthermore, there can be no assurance that the political, cultural and economic climate outside the United States will be favorable to the Company's operations and growth strategy.

THE COMPANY'S BUSINESS COULD BE ADVERSELY AFFECTED IF MANAGEMENT IS UNSUCCESSFUL IN NEGOTIATING NEW COLLECTIVE BARGAINING AGREEMENTS.


The Company is subject to a limited number of collective bargaining agreements. At September 30, 2001, the Company had a total of approximately 12,231 full-time employees and approximately 27,128 part-time employees. Approximately 2,700 of its hourly plant employees are unionized, of which 100% are covered by eight collective bargaining agreements. These agreements expire at various times over the next four years. These agreements generally cover wages, health care benefits and retirement plans, seniority, job classes and work rules. The Company can give you no assurance that these collective bargaining agreements will be renewed upon expiration or that new collective bargaining agreements on terms acceptable to the Company will be established. Failure to renew such agreements could adversely impact the Company's financial condition and results of operations.


VARIOUS GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL RISKS APPLICABLE TO ITS BUSINESS MAY REQUIRE THE COMPANY TO TAKE ACTIONS WHICH WILL ADVERSELY AFFECT ITS RESULTS OF OPERATIONS.

The Company's business is subject to numerous federal, state, provincial, local and foreign laws and regulations, including regulations with respect to air emissions, wastewater discharges and the generation, handling, storage, transportation, treatment and disposal of waste materials. Although management believes the Company is in substantial compliance with all applicable laws and regulations, legal requirements are frequently changed and subject to interpretation, and management is unable to predict the ultimate cost of compliance with these requirements or their effect on the Company's operations. The Company may be required to make significant expenditures to comply with governmental laws and regulations. Management cannot be certain that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, will not have a material adverse effect on the Company's results of operations and financial condition.

                  CAUTION REGARDING FORWARD-LOOKING STATEMENTS


This prospectus contains forward-looking statements. These forward-looking statements are subject to risks and uncertainties and include statements regarding position, business strategy and other plans and objectives for future operations and statements which are not historical facts. Although the Company believes such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include, among others, retail bankruptcies and consolidations, successful integration of acquisitions, a weak retail environment, consumer acceptance of products as priced and marketed, the impact of technology on core product sales and competitive terms of sale offered to customers. Risks pertaining specifically to the Company's electronic marketing business include the ability of AmericanGreetings.com to attract strategic partners as investors, the viability of online advertising as a revenue generator and the public's acceptance of online greetings and other social expression products. These factors expressly qualify all subsequent oral and written forward-looking statements attributable to the Company or persons acting on its behalf.


Except for its ongoing obligations to disclose material information as required by the federal securities laws, the Company does not have any intention or obligation to update forward-looking statements after the distribution of this prospectus. Actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed above under "Risk Factors" in this prospectus.

                                 EXCHANGE OFFER

The exchange offer relates to the exchange of up to $260 million in aggregate principal amount of outstanding notes for an equal aggregate principal amount of registered notes. The registered notes are obligations of the Company and are entitled to the benefits of the indenture governing the outstanding notes. The form and terms of the registered notes are identical in all material respects to the form and terms of the outstanding notes, except that the registered notes have been registered under the Securities Act and therefore are not entitled to the benefits of the registration rights agreement that was executed as part of the offering of the outstanding notes. The registration rights agreement provides for registration rights with respect to the outstanding notes and for certain contingent increases in the interest rates of the outstanding notes, if the Company fails to meet certain registration obligations.

THE OFFER

The Company is offering to exchange $1,000 principal amount of its 11.75% Notes due 2008 which have been registered under the Securities Act for each $1,000 principal amount of its outstanding 11.75% Notes due 2011 that were issued in the private offering on June 29, 2008. In order to be exchanged, an outstanding note must be properly tendered and accepted. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. As of this date there are $260 million principal amount of notes outstanding. The Company will issue registered notes on or promptly after expiration of the exchange offer.

REGISTRATION RIGHTS AGREEMENT

You are entitled to exchange your notes for registered notes with substantially identical terms. The exchange offer is intended to satisfy these rights. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your notes, except that, if a holder of outstanding notes notifies the Company prior to the 20th day after the completion of the exchange offer that (i) it is prohibited by law or Commission policy from participating in the exchange offer or (ii) that it may not resell the registered notes to the public without delivering a prospectus, and this prospectus is not appropriate or available for such resales or (iii) that it is a broker- dealer and owns notes acquired directly from the Company or an affiliate of the Company, then the Company may be required to file with the Commission a shelf registration statement to cover resale of the notes of those holders who provide certain information for inclusion in the registration statement.

SPECIAL INTEREST

If the Company fails to file a required shelf registration statement as required by the registration rights agreement, it is required to pay special interest ("Special Interest") of $.05 per $1,000 principal amount of notes with respect to the first 90-day period after the date such filing was required to be made. The Special Interest rate will increase by an additional $.05 per week per $1,000 principal amount of notes with respect to each subsequent 90-day period until the filing has been made; provided, however, that the maximum rate of Special Interest will be $.50 per week per $1,000 principal amount of notes.

RESALE OF THE NOTES

Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, including "Exxon Capital Holdings Corporation" (available May 13, 1988), "Morgan Stanley & Co. Incorporated" (available June 5,
1991), "Mary Kay Cosmetics, Inc." (available June 5, 1991) and "Warnaco, Inc." (available October 11, 1991), the Company believes the registered notes issued in the exchange offer may be offered for a resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

o the registered notes issued in the exchange offer are acquired in the ordinary course of business;

o you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the registered notes issued to you in the exchange offer;

o you are not a broker-dealer who purchased outstanding notes directly from the Company for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and

o    you are not an "affiliate" of the Company.

If you do not meet all of the above conditions and you transfer any note issued to you in the exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your notes from such requirements, you may incur liability under the Securities Act. The Company does not assume or indemnify you against such liability.

Each broker-dealer issued registered notes in the exchange offer for its own account in exchange for outstanding notes that were acquired by such broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the registered notes issued in the exchange offer. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, such a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. A broker-dealer may use this prospectus for an offer to resell or the resale or other retransfer of the notes issued to it in the exchange offer.

The Company has agreed to keep the registration statement effective from the time the registered notes are first issued until the earlier of 180 days after the exchange offer is completed or the time when no broker-dealer referred to in the preceding paragraph owns any of the privately-placed notes. The Company believes no registered holder of the outstanding notes is an affiliate (as such term is defined in Rule 405 of the Securities Act) of the Company. The exchange offer is not being made to, nor will the Company accept surrenders for exchange from, holders of outstanding notes in any jurisdiction in which this exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

EXPIRATION DATE


The exchange offer will expire at 5:00 p.m., New York City time, December 26, 2001, unless the Company decides to extend the expiration date.


ACCRUED INTEREST ON THE EXCHANGE NOTES AND THE OUTSTANDING NOTES

The registered notes will bear interest from June 29, 2001. Holders of outstanding notes accepted for exchange will be deemed to have waived the right to receive any payment of interest on such outstanding notes accrued from June 29, 2001 to the date of the issuance of the registered notes. Consequently, any holder that exchanges outstanding notes for registered notes will receive the same interest payment on January 15, 2002 (the first interest payment date with respect to the outstanding notes and the registered notes to be issued in the exchange offer) that such holder would have received had the exchange offer not been accepted.

TERMINATION OF THE EXCHANGE OFFER

The Company may terminate the exchange offer if it determines that its ability to proceed with the exchange offer could be materially impaired due to any legal or governmental action, new law, statute, rule or regulation or any interpretation of the staff of the Commission of any existing law, statute, rule or regulation. The Company does not expect any of the foregoing conditions to occur, although there can be no assurance that such conditions will not occur. Each holder of outstanding notes will have certain rights against the Company under the registration rights agreement executed when the Company issued the outstanding notes should the Company fail to consummate the exchange offer.

PROCEDURES FOR TENDERING OUTSTANDING NOTES

Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the outstanding notes held as book-entry interests by causing DTC to transfer such notes into the Exchange Agent's account in accordance with DTC's procedure for such transfer. Although delivery of such notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, either:

(1) the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, or

(2) a computer-generated message transmitted by means of the Automated Tender Offer Program system of DTC and received by the Exchange Agent and forming a part of a confirmation of book entry transfer in which the holder of Old Notes acknowledges and agrees to be bound by the terms of the Letter of Transmittal, must, in any case, be transmitted to and received or confirmed by the Exchange Agent at its addresses set forth herein under "-Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

To tender in the Exchange Offer, a holder of certificated totes must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the notes to be tendered and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

The tender by a holder of outstanding notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

Delivery of all documents must be made to the Exchange Agent at its address set forth in this prospectus. Any holder may also request that such holder's broker, dealer, commercial bank, trust company or nominee effect such tender for such holder.

The method of delivery of outstanding notes and the Letters of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holder. Instead of delivery by mail, it is recommended that a holder use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. No Letter of Transmittal or outstanding notes should be sent to the Company.

Only a holder of outstanding notes may tender such notes in the exchange offer. The term "holder" with respect to the exchange offer means any person in whose name outstanding notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose outstanding notes are held of record by DTC who desires to deliver such notes by book entry transfer at DTC.

Any beneficial holder whose notes are registered in the name of such holder's broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his notes, either make appropriate arrangements to register ownership of the notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office of correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution") unless the notes tendered pursuant thereto are tendered:

(1) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or

(2)  for the account of an Eligible Institution.

If the Letter of Transmittal is signed by a person other than the registered holder of any notes listed therein, such notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the notes.

If the Letter of Transmittal or any notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of authority of such signatory to so act must be submitted with the Letter of Transmittal.

All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered notes will be determined by the Company in its sole discretion, which determinations will be final and binding. The Company reserves the absolute right to reject any and all notes not validly tendered or any notes the acceptance of which would, in the opinion of the Company's legal counsel, be unlawful. The Company also reserves the absolute right to waive any irregularities or conditions of tender as to particular notes. The Company's interpretation of the terms and conditions of the exchange offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived any defects or irregularities in connection with tenders of notes must be cured within such time as we shall determine. Neither the Company, the Exchange Agent or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of notes nor shall any of them incur any liability for failure to give such notification. Tenders of notes will not be deemed to have been made until such irregularities have been cured or waived. Any notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the Exchange Agent to the tendering holder of such notes unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

By tendering, each holder of notes will represent to the Company that among other things, the registered notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such registered notes, whether or not such person is the holder, that neither the holder nor any other person has an arrangement or understanding with any person to participate in the distribution of the registered notes and that neither the holder nor any such other person is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act.

SPECIAL PROCEDURES FOR BENEFICIAL OWNERS

If you are the beneficial owner of notes and your name does not appear on a security position listing of DTC as the holder of such notes, or if you are a beneficial owner of notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such notes in the exchange offer, you should promptly contact the person in whose name your notes are registered and instruct such person to tender on your behalf. If you wish to tender on your own behalf you must, prior to executing the Letter of Transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

GUARANTEED DELIVERY PROCEDURES

A holder of outstanding notes wishing to tender such notes (i) whose notes are not immediately available or cannot otherwise be delivered or (ii) who cannot deliver the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date or (iii) who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

(1)  the tender is made through an Eligible Institution;

(2) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the outstanding notes, the certificate number or numbers of such notes and the principal amount of the notes tendered, stating that the tender is being made thereby, and guaranteeing that, within five business days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the notes to be tendered in proper form for transfer and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

(3) such properly completed and executed Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing all tendered notes in proper form for transfer (or confirmation of a book-entry transfer into the Exchange Agent's account at DTC of outstanding notes delivered electronically) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the Expiration Date.

WITHDRAWAL RIGHTS


You may withdraw the tender of your notes at any time prior to 5:00 p.m., New York City time, on December 24, 2001, the business day prior to the Expiration Date.


ACCEPTANCE OF OUTSTANDING NOTES AND DELIVERY OF EXCHANGE NOTES

Subject to certain conditions (as summarized above in "Termination of the Exchange Offer" and described more fully under the heading "The Exchange Offer-Termination"), the Company will accept for exchange any and all outstanding notes tendered in the exchange offer prior to 5:00 p.m., New York City time, on the Expiration Date. The notes issued pursuant to the exchange offer will be delivered promptly following the Expiration Date.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The exchange of notes in the exchange offer generally will not be a taxable event for United States federal income tax purposes. Management believes you will not recognize any taxable gain or loss or any interest income as a result of such exchange. However, you should consult your own tax advisor.

USE OF PROCEEDS

The Company will not receive any proceeds from the issuance of notes pursuant to the exchange offer. The Company will pay all expenses incident to the exchange offer.

EXCHANGE AGENT


The Huntington National Bank is serving as agent in connection with the exchange offer ("Exchange Agent"). The Exchange Agent's address is 917 Euclid Avenue, Cleveland, Ohio 44115-1497. For more information with respect to the exchange offer, the telephone number for the Exchange Agent is 216.515.6662 and the facsimile number for the Exchange Agent is 216.515.6584.


                            OUTSTANDING INDEBTEDNESS

In addition to the debt represented by the Company's outstanding $260 million aggregate principal amount of 11.75% Senior Subordinated Notes that are the subject of the exchange offer, the Company has the following outstanding indebtedness:

THE CREDIT AGREEMENT

On August 7, 2001, the Company entered into a Credit Agreement with Keybank National Association, as Documentation Agent, National City Bank and Goldman Sachs Credit Partners L.P., as Joint-Lead Arrangers and Co- Syndication Agents, National City Bank, as Administrative Agent, and certain other lenders. That Credit Agreement provides for (i) a $105,000,000.00, 364-day revolving facility, a $120,000,000.00 general revolving facility maturing Jan. 15, 2006, and a $125,000,000.00 term loan maturing June 15, 2006. The Company has the option to request a one-year extension of the 364-day revolving facility. Borrowings under the various facilities can be made on a fixed or variable rate basis, with the rate dependent upon the Company's credit rating. Loans under the Credit Agreement are secured by a security interest in all tangible personal property owned by the Company and a mortgage lien in and to all real property owned by the Company. The loans are further secured by a pledge of substantially all of the Company's stock in its domestic subsidiaries. Substantially all of the Company's domestic subsidiaries have guaranteed payment of the loans to the Company, and have granted the lenders security interests and mortgage liens in personal property and real estate owned by such subsidiaries. At September 30, 2001, (i) $55,000,000 was outstanding under the 364-day revolving facility; (ii) $65,000,000 was outstanding under the general revolving commitment; and (iii) $125,000,000 was outstanding under the term loan. A general facility fee, 364-day facility fee and global agent fees are due on the facilities and can vary with the Company's credit rating. The Credit Agreement contains various restrictive covenants which require, among other things, that the Company meet specified periodic financial ratios, minimum net worth and earnings requirements. The Credit Agreement restricts the Company's ability to incur additional indebtedness and to engage in acquisitions of other businesses and entities.


The Second Amended and Restated Credit Agreement, dated April 30, 2001, among the Company, Bank of America, N.A., as Global Agent, Banc of America Securities Limited, as UK Facility Agent, National City Bank, as Global Co-Syndication Agent, Bank One, Michigan, as Global Co-Syndication Agent, and certain other lenders, was terminated and repaid with the proceeds of borrowings under the Credit Agreement.

6.10% SENIOR NOTES DUE 2028

The Company has outstanding its 6.10% Senior Notes due August 1, 2028. The existing Notes are senior unsecured obligations, rank on parity with all the Company's existing and future senior unsecured debt and rank senior to all of its future subordinated debt. If the Company incurs any secured senior debt in the future, it will be required to secure the existing notes on an equal and ratable basis. The Company may not redeem the existing notes prior to their maturity. A registered holder of an existing note may elect to have that note, or a portion that is a multiple of $1,000, repaid on August 1, 2008 at 100% of the principal amount thereof, together with accrued interest.

7.00% CONVERTIBLE SUBORDINATED NOTES DUE 2006

On June 21, 2001, the Company issued and sold $150,000,000 of its 7.00% Convertible Subordinated Notes due 2006 in private placement transactions to qualified institutional buyers (as defined in Rule 144A under the Securities Act, accredited investors (as defined in Rule 501 under the Securities Act) and non-U.S. persons (as defined in Regulation S under the Securities Act). On July 20, 2001 the Company issued and sold an additional $25,000,000 of such notes in similar private placement transactions, pursuant to an over-allotment option granted to the initial purchasers. These convertible subordinated notes are subordinated to the outstanding notes to be exchanged for registered notes in the exchange offer. The convertible subordinated notes are convertible into the Company's Class A Common Shares at a rate of 71.9466 shares per $1,000 of such convertible subordinated notes. The Company may not redeem the convertible subordinated notes prior to their maturity. On August 28, 2001, the Company filed a registration statement with the Commission to register for resale the convertible subordinated notes and the Class A Common Shares issuable upon conversion of such notes.

                              DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the term the "Company"refers only to American Greetings Corporation and not to any of its subsidiaries.

The outstanding notes were issued under the terms of an indenture dated as of June 29, 2001, between the Company, as issuer, and The Huntington National Bank, as trustee; a copy of the indenture will be made to any holder upon request to the Company. The outstanding notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act. The registered notes have been registered under the Securities Act. Upon issuance of the registered notes, the indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summary of the material provisions of the indenture does not purport to be complete and is subject, and qualified in its entirety by, reference to the provisions of the Indenture, including the definitions of certain terms contained therein and those terms made part of the Indenture by reference to the Trust Indenture Act. Certain of these terms are defined below under the caption " - Certain Definitions" at page 45. Unless otherwise noted, the description set forth below applies to both the outstanding notes and the registered notes. The terms of the registered notes and the outstanding notes are identical, except that the registered notes, which have been registered under the Securities Act, do not have registration rights. The terms of the registered notes and the outstanding notes are those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

GENERAL

The notes:

o   are general unsecured obligations of the Company;

o are subordinated in right of payment to all existing and future Senior Debt of the Company;

o are pari passu in right of payment with any future senior subordinated Indebtedness of the Company.

The notes will be effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's Subsidiaries. Any right of the Company to receive assets of any of its Subsidiaries upon such Subsidiary's liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of the Subsidiary, in which case the claims of the Company would still be subordinate in right of payment to any security in the assets of the Subsidiary and any indebtedness of the Subsidiary senior to that held by the Company.

On September 30, 2001, the Company had total Senior Debt of approximately
$616.4 million and its Subsidiaries had $204.7 million of outstanding debt and other liabilities (including trade payables and lease obligations). As indicated above and as discussed in detail below under the caption "-- Subordination" at page 24, payments on the notes will be subordinated to the payment in full of Senior Debt. The indenture will permit the Company to incur additional Senior Debt.


As of the date of the indenture, all the Company's subsidiaries will be "Restricted Subsidiaries." However, under the circumstances described below under the subheading "-- Certain Covenants -- Designation of Restricted and Unrestricted Subsidiaries" at page 35, the Company will be permitted to designate certain of its subsidiaries as "Unrestricted Subsidiaries." The Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture.

The registered notes will be issued solely in exchange for an equal principal amount of outstanding notes pursuant to the exchange offer. The form and terms of the registered notes will be identical in all material respects to the form and terms of the outstanding notes, except that:

o the registered notes will not contain terms with respect to transfer restrictions;

o   the registered notes have been registered under the Securities Act; and

o the registration rights applicable to the outstanding notes are not applicable to the registered notes.

PRINCIPAL, MATURITY AND INTEREST

The notes will bear interest at the rate of 11.75% per annum ("Original Rate") payable semi-annually in arrears on January 15 and July 15, commencing January 15, 2002. If Adjusted Consolidated Cash Flow, as shown on any financial statement furnished to the holders of notes pursuant to the covenant described under the heading " -- Certain Covenants -- Reports" at page 37 (or any amendment or restatement thereof) for any four full consecutive fiscal quarters ending on or prior to May 31, 2003, is less than $225 million, interest on the notes will begin to accrue (on and after such date) at a rate of 12.75% per annum (the "Increased Rate") and will continue to accrue at the Increased Rate until the maturity of the notes. The Company will make each interest payment to the holders of record on the immediately preceding January 1 and July 1. Interest on the notes will accrue from June 29, 2001, or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

METHODS OF RECEIVING PAYMENTS ON THE NOTES

If a holder has given wire transfer instructions, the Company will pay all principal, interest and premium, if any, on that holder's notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York, unless the Company elects to make interest payments by check mailed to the holders at the addresses set forth in the register of holders.

PAYING AGENT AND REGISTRAR FOR THE NOTES

The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

TRANSFER AND EXCHANGE

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Company is not required to transfer or exchange any note selected for redemption, nor is the Company required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

SUBORDINATION

The payment of principal, interest and premium and Special Interest, if any, on the notes will be subordinated to the prior payment in full of all Senior Debt of the Company, including Senior Debt incurred after the date of the indenture. The holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt) before the holders of notes will be entitled to receive any payment with respect to the notes (except that holders of notes may receive and retain Permitted Junior Securities and payments made from the trust described under "-- Legal Defeasance and Covenant Defeasance" at page 39), in the event of any distribution to creditors of the Company:

o    in a liquidation or dissolution of the Company;

o in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property;

o    in an assignment for the benefit of creditors; or

o    in any marshaling of the Company's assets and liabilities.

The Company also may not make any payment in respect of the notes (except in Permitted Junior Securities or from the trust described under "-- Legal Defeasance and Covenant Defeasance" at page 39) if:

o a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

o any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity and the trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the holders of any Designated Senior Debt.

Payments on the notes may and will be resumed:

o in the case of a payment default, upon the date on which such default is cured or waived; and

o in the case of a nonpayment default, upon the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated.

No new Payment Blockage Notice may be delivered unless and until:

o 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

o all scheduled payments of principal, interest and premium and Special Interest, if any, on the notes that have come due have been paid in full in cash.

No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice.

If the trustee or any holder of the notes receives a payment in respect of the notes (except in Permitted Junior Securities or from the trust described under "-- Legal Defeasance and Covenant Defeasance") when:

o   the payment is prohibited by these subordination provisions; and

o the trustee or the holder has actual knowledge that the payment is prohibited,

the trustee or the holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the trustee or the holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their proper representative.

The Company must promptly notify holders of Senior Debt if payment of the notes is accelerated because of an Event of Default. As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Company, holders of notes may recover less ratably than creditors of the Company who are holders of Senior Debt. See "Risk Factors -- The notes are junior to the Company's senior debt" at page 10.

OPTIONAL REDEMPTION

At any time prior to July 15, 2004, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 111.75% of the principal amount, plus accrued and unpaid interest and Special Interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

o at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by the Company and its Restricted Subsidiaries); and

o the redemption occurs within 90 days of the date of the closing of such Equity Offering.

Except pursuant to the preceding paragraph, the notes will not be redeemable at the Company's option prior to July 15, 2005. After July 15, 2005, the Company may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Special Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on July 15 of the years indicated below:

                                    YEAR                      PERCENTAGE
                                    2005                      105.875%
                                    2006                      102.938%
                                    2007                      100.000%

Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portion thereof called for redemption.

MANDATORY REDEMPTION

The Company is not required to make mandatory redemption or sinking fund payments with respect to the notes.

REPURCHASE AT OPTION OF HOLDERS

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder's notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Special Interest, if any, on the notes repurchased, to the date of purchase. Within ten days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

On the Change of Control Payment Date, the Company will, to the extent lawful:

o accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

o deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

o deliver or cause to be delivered to the trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

Prior to complying with any of the provisions of this "Change of Control" covenant, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

The agreements governing the Company's Senior Debt currently prohibit the Company from purchasing any notes, and also provide that certain change of control or asset sale events with respect to the Company would constitute a default under such agreements. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party, including the New Credit Facilities, may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, the Company's failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes. See "Risk Factors -- The Company may not have the funds necessary to finance any change of control offer required by the indenture governing the notes" at page 11.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

ASSET SALES

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) the fair market value is determined by the Company's Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers' certificate delivered to the trustee; and

(3) at least 75% of the consideration received in the Asset Sale by Company or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

    (a) any liabilities, as shown on the Company's or such Restricted Subsidiary's most recent balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability; and

    (b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply those Net Proceeds, at its option:

(1) to repay Senior Debt and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business; or

(3) to acquire other long-term assets that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in Cash Equivalents.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Special Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

SELECTION AND NOTICE

If fewer than all the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at such holder's registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of the note upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

CERTAIN COVENANTS

The indenture contains, among others, the following covenants:

RESTRICTED PAYMENTS

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Equity Interests of the Company's or any of its Restricted Subsidiaries' Equity Interests in such capacity (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes, except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

(2) the Company, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, would have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock" at page 31; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3) and (4) of the next succeeding paragraph), is less than the sum, without duplication, of:

    (a) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

    (b) 100% of the aggregate net cash proceeds received by the Company since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company), plus

    (c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and
        (ii) the initial amount of such Restricted Investment.

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of the Company with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any member of the management of the Company (or any of its Restricted Subsidiaries) pursuant to any management equity subscription agreement, stock option agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5.0 million in any twelvemonth period;

(6) the purchase by the Company of fractional shares arising out of stock dividends, splits or combinations, business combinations or upon conversion of the Convertible Subordinated Notes; and

(7) other Restricted Payments in an amount not to exceed $50.0 million; provided that Restricted Payments made pursuant to this clause (7) shall not exceed $25.0 million in the aggregate in any twelve-month period.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors whose resolution with respect thereto will be delivered to the trustee. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $10.0 million. Not later than the date of making any Restricted Payment, the Company will deliver to the trustee an officers' certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this "Restricted Payments" covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.5 to 1 if such additional indebtedness is incurred or Disqualified Stock is issued on or prior to June 29, 2002, at least 2.75 to 1 if such additional indebtedness is incurred or Disqualified Stock is issued after June 29, 2002, but on or prior to June 29, 2003, and 3.0 to 1 if such additional indebtedness is incurred or Disqualified Stock is issued after June 29, 2003, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

(1) the incurrence by the Company of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed $695 million (provided that such amount shall be reduced to the extent of any reduction or elimination of any commitment under any Credit Facility resulting from or relating to the formation of any Receivables Subsidiary or the consummation of any Qualified Receivables Transaction), less the aggregate amount of all repayments, optional or mandatory, of the principal of any term Indebtedness under a Credit Facility (other than repayments that are concurrently reborrowed) that have been made by the Company or any of its Restricted Subsidiaries since the date of the indenture and less the aggregate amount of all commitment reductions with respect to any revolving credit borrowings under a Credit Facility that have been made by the Company or any of its Restricted Subsidiaries since the date of the indenture; provided that no Indebtedness incurred pursuant to this clause (1) shall be used to fund any acquisition by the Company or any of its subsidiaries;

(2) the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by the Company of Indebtedness represented by the notes to be issued on the date of the indenture and the registered notes to be issued pursuant to the registration rights agreement;

(4) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $25.0 million at any time outstanding;

(5) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3),
    (4), (5), (11) or (12) of this paragraph;

(6) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Wholly Owned Restricted Subsidiaries; provided, however, that:

     (a) if the Company is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes and

     (b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Wholly Owned Restricted Subsidiary of the Company; will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the indenture to be outstanding;

(8) the incurrence by Unrestricted Subsidiaries of the Company of Non-Recourse Debt; provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event will be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company that was not permitted by this clause (8);

(9) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued;

(10) the incurrence by a Receivables Subsidiary of Indebtedness in a Qualified Receivables Transaction that is without recourse to the Company or to any other Subsidiary of the Company or its assets (other than such Receivables Subsidiary and its assets and, as to the Company or any Subsidiary of the Company, other than pursuant to representations, warranties, covenants and indemnities customary for such transactions) and is not guaranteed by any such Person;

(11) the Guarantee by a Restricted Subsidiary of the Company of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant;

(12) the incurrence by S.A. Greetings Corporation (PTY) Ltd. of up to $6.0 million of Indebtedness and the Guarantee of such Indebtedness by the Company; and

(13) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (13), not to exceed $25.0 million.

For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (13) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

ANTI-LAYERING

The Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of the Company and senior in any respect in right of payment to the notes.

LIENS

The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness or trade payables on any asset now owned or hereafter acquired, except Permitted Liens.

DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2) agreements governing Indebtedness under Credit Facilities incurred pursuant to clause (1) of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the encumbrance or restriction is not materially more disadvantageous to the holders of the notes than is customary in comparable financings (as determined in good faith by the board of directors of Company);

(3)  the indenture and the notes;

(4)  applicable law;

(5) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(6) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices;

(7) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(8) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(9) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(10) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption "-- Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

(11) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, assets sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(12) Indebtedness or other contractual requirements of a Receivables Subsidiary in connection with a Qualified Receivables Transaction, provided that such restrictions apply only to such Receivables Subsidiary; and

(13) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

MERGER, CONSOLIDATION OR SALE OF ASSETS

The Company may not, directly or indirectly: (i) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(1) either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company under the notes, the indenture and the registration rights agreement pursuant to terms reasonably satisfactory to the trustee;

(3)  immediately after such transaction no Default or Event of Default exists;
     and

(4) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made: (a) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction; and (b) will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock."

In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This "Merger, Consolidation or Sale of Assets" covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Wholly Owned Restricted Subsidiaries.

DESIGNATION OF RESTRICTED AND UNRESTRICTED SUBSIDIARIES

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption "-- Restricted Payments" at page 29 or Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

TRANSACTIONS WITH AFFILIATES

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction"), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2)  the Company delivers to the trustee:

     (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

     (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement, stock option plan or other compensation plan entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary;

(2)  transactions between or among the Company and/or its Restricted
     Subsidiaries;

(3) transactions with a Person that is an Affiliate of the Company solely because the Company owns an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors fees to Persons who are not otherwise Affiliates of Company;

(5) sales of Equity Interests (other than Disqualified Stock) to Affiliates of the Company;

(6) transactions between the Company or a Restricted Subsidiary and an Affiliate existing prior to the date of the indenture on the terms thereof described in this offering circular, and any amendments thereto, provided that such amendments, taken as a whole, do not contain terms materially less advantageous to Company than those existing on the date of the indenture;

(7) transactions between or among the Company and/or its Receivables Subsidiaries or transactions between a Receivables Subsidiary and any Person in which the Receivables Subsidiary has an Investment; and

(8) Restricted Payments that are permitted by the provisions of the indenture described above under the caption "-- Restricted Payments."

BUSINESS ACTIVITIES

The Company will not, and will not permit any Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Subsidiaries taken as a whole.

PAYMENTS FOR CONSENT

The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

REPORTS

Whether or not required by the Commission, so long as any notes are outstanding, the Company will furnish to the holders of notes, within the time periods specified in the Commission's rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a Management's Discussion and Analysis of Financial Condition and Results of Operations and, with respect to the annual information only, a report on the annual financial statements by the Company's certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

In addition, following the consummation of the exchange offer, whether or not required by the Commission, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any notes remain outstanding, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

EVENTS OF DEFAULT AND REMEDIES

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Special Interest with respect to, the notes whether or not prohibited by the subordination provisions of the indenture;

(2) default in payment when due of the principal of, or premium, if any, on the notes whether or not prohibited by the subordination provisions of the indenture;

(3) failure by the Company or any of its Subsidiaries to comply with the provisions described under the captions "-- Repurchase at the Option of Holders -- Change of Control at page 26,"-- Repurchase at the Option of Holders -- Asset Sales" at page 28, "-- Certain Covenants -- Restricted Payments at page 29, "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock" at page 31 or "-- Certain Covenants -- Merger, Consolidation or Sale of Assets" at page 35:

(4) failure by the Company or any of its Subsidiaries for 60 days after notice to comply with any of the other agreements in the indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

     (a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

     (b) results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

(6) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $20.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

(7) certain events of bankruptcy or insolvency described in the indenture with respect to the Company, any of its Significant Subsidiaries, or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notes is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Special Interest.

The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or Special Interest on, or the principal of, the notes.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to July 15, 2005, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the notes prior to July 15, 2005, then the premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

No director, officer, employee, incorporator or stockholder of the Company, as such, will have any liability for any obligations of the Company under the notes or the indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes ("Legal Defeasance") except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Special Interest, if any, on such notes when such payments are due from the trust referred to below;

(2) the Company's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(2) the rights, powers, trusts, duties and immunities of the trustee, and the Company's obligations in connection therewith; and

(3)  the Legal Defeasance provisions of the indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "-- Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that
     (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company must deliver to the trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(7) the Company must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

AMENDMENT, SUPPLEMENT AND WAIVER

Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non- consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "-- Repurchase at the Option of Holders" at page 26);

(3)  reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Special Interest, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5)  make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Special Interest, if any, on the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption "-- Repurchase at the Option of Holders" at page 26); or

(8)  make any change in the preceding amendment and waiver provisions.

In addition, any amendment to, or waiver of, the provisions of the indenture relating to subordination that adversely affects the rights of the holders of the notes will require the consent of the holders of at least 75% in aggregate principal amount of notes then outstanding.

Notwithstanding the preceding, without the consent of any holder of notes, the Company and the trustee may amend or supplement the indenture or the notes:

(1)  to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of the Company's obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of the Company's assets;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder; or

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust indenture Act.

SATISFACTION AND DISCHARGE

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)  either:

     (a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

     (b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Special Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which it is bound;

(3) the Company has paid or caused to be paid all sums payable by it under the indenture; and

(4) the Company has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

CONCERNING THE TRUSTEE

The Huntington National Bank is the trustee under the indenture. If the trustee becomes a creditor of the Company, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days and apply to the Commission for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

Anyone who receives this offering memorandum may obtain a copy of the indenture and registration rights agreement without charge by writing to American Greetings Corporation, One American Road, Cleveland, Ohio 44144; Attention: Mr. Dale A. Cable.

BOOK-ENTRY, DELIVERY AND FORM

The certificates representing the notes are issued in fully registered form without coupons in the form of a global note certificate (the "Global Note"). The Global Note will be deposited upon issuance with the trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Note may not be exchanged for notes in certificated form except in the limited circumstances described below. See "-- Certificated Notes" at page 44. Except in the limited circumstances described below, owners of beneficial interests in the Global Note will not be entitled to receive physical delivery of notes in certificated form.

Transfers of beneficial interests in the Global Note will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

CERTAIN BOOK-ENTRY PROCEDURES FOR THE GLOBAL NOTES

The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the DTC settlement system and are subject to change by DTC from time to time. Neither the Company nor the Exchange Agent take any responsibility for these operations or procedures, and investors are urged to contact the DTC system or its participants directly to discuss these matters.

DTC has advised the Company that it is

(1) a limited purpose trust company organized under the laws of the State of New York;

(2)  a "banking organization" within the meaning of the New York Banking Law;

(3)  a member of the Federal Reserve System;

(4) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and

(5) a "clearing agency" registered pursuant to Section 17A of the Exchange Act. DTC was created to hold securities for its participants (collectively, the "Participants") and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates.

DTC's Participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Investors who are not Participants may beneficially own securities held by or on behalf of DTC only through Participants or Indirect Participants.

The Company expects that pursuant to procedures established by DTC

(1) upon deposit of each Global Note, DTC will credit the accounts of Participants designated by the initial purchasers with an interest in the Global Note; and

(2) ownership of such Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of Participants) and the records of Participants and the Indirect Participants (with respect to the interests of persons other than Participants).

The laws of some jurisdictions may require that in order to effectively transfer interests in securities to certain persons, such persons must take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a Global Note to such persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through Participants, the ability of a person having an interest in notes represented by a Global Note to pledge or transfer such interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Notes, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee thereunder. Accordingly, each holder owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such holder is not a Participant or an Indirect Participant, on the procedures of the Participant through which such holder owns its interest, to exercise any rights of a holder of notes under the Indenture with respect to such Global Note. The Company understands that under existing industry practice, in the event that the Company requests any action of holders of notes, or a holder that is an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of such Global Note, is entitled to take, DTC would authorize the Participants to take such action and the Participants would authorize holders owning through such Participants to take such action or would otherwise act upon the instruction of such holders. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such notes.

Payments with respect to the principal of, and premium, if any, and interest on, any notes represented by a Global Note registered in the name of DTC or its nominee on the applicable record date will be payable by the Company's Paying Agent to or at the direction of DTC or its nominee in its capacity as the registered holder of the Global Note representing such notes under the Indenture. Initially, the Trustee will act as Paying Agent and Registrar. Under the terms of the Indenture, the Company and the Company's Paying Agent may treat the persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither the Company, nor the Trustee, nor any Paying Agent has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a Global Note (including principal, premium, if any, liquidated damages, if any, and interest). Payments by the Participants and the Indirect Participants to the owners of beneficial interests in a Global Note will be governed by standing instructions and customary industry practice and will be the responsibility of the Participants or the Indirect Participants and DTC.

Transfers between participants in DTC will be effected in accordance with DTC's procedures. Neither the company nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their obligations under the rules and procedures governing DTC's operations.

SAME DAY SETTLEMENT AND PAYMENT

The Company will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Special Interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. The Company will make all payments of principal, interest and premium and Special Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder's registered address. The notes represented by the Global Notes trade in the PORTAL market and to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds. Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

CERTIFICATED NOTES

A Global Note is exchangeable for definitive notes in registered certificated form ("Certificated Notes") if:

(1) DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes and the Company fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2) The Company, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in "Notice to Investors," unless that legend is not required by applicable law.

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

CERTAIN DEFINITIONS

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

"Acquired Debt" means, with respect to any specified Person:

     (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

     (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person. "Adjusted Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

     (1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

     (2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

     (3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

     (4) non-recurring and special charges deducted in computing Consolidated Net Income; plus

     (5) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

     (6) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling,'"'controlled by" and "under common control with" have correlative meanings. No Person (other than the Company or any Subsidiary of the Company) in whom a Receivables Subsidiary makes an Investment in connection with a Qualified Receivables Transaction will be deemed to be an Affiliate of the Company or any of its Subsidiaries solely by reason of such Investment.

"Asset Sale" means:

     (1) the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business consistent with past practices; provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "--Repurchase at the Option of Holders-- Change of Control" and/or the provisions described above under the caption "-- Certain Covenants-- Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

     (2) the issuance of Equity Interests in any of the Company's Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

     Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

     (1) any single transaction or series of related transactions that involves assets having a fair market value of less than $1.0 million;

     (2) a transfer of assets between or among the Company and its Restricted Subsidiaries;

     (3) an issuance of Equity Interests by a Subsidiary to the Company or to a Restricted Subsidiary;

     (4) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

     (5)  the sale or other disposition of cash or Cash Equivalents;

     (6) the sale or other disposition of all or substantially all of the assets comprising the party goods and candles businesses of the Company (as such businesses are described in this offering circular) or the stock of any subsidiary substantially all of the assets of which are the assets comprising the party goods and candles businesses of the Company; provided that the requirements set forth under clauses
          (1) and (2) of the covenant described above under the caption "Repurchase at the Option of Holders -- Asset Sales" shall have been satisfied and any cash proceeds received upon any such sale or disposition shall be applied in accordance with the Asset Sale covenant;

     (7) sales of accounts receivable and related assets of the type specified in the definition of "Qualified Receivables Transaction" to a Receivables Subsidiary for the fair market value thereof, including cash in an amount at least equal to 75% of the book value thereof as determined in accordance with GAAP, it being understood that, for the purposes of this clause (7), notes received in exchange for the transfer of accounts receivable and related assets will be deemed cash if the Receivables Subsidiary or other payor is required to repay said notes as soon as practicable from available cash collections less amounts required to be established as reserves pursuant to contractual agreements with entities that are not Affiliates of the Company entered into as part of a Qualified Receivables Transaction;

     (8) transfers of accounts receivable and related assets of the type specified in the definition of "Qualified Receivables Transaction" (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Transaction; and

     (9) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption "--Certain Covenants-- Restricted Payments."

"Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

"Board of Directors" means:

     (1) with respect to a corporation, the board of directors of the corporation;

     (2) with respect to a partnership, the board of directors of the general partner of the partnership; and

     (3) with respect to any other Person, the board or committee of such Person serving a similar function.

"Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

"Capital Stock" means:

     (1)  in the case of a corporation, corporate stock;

     (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

     (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

     (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"Cash Equivalents" means:

     (1)  United States dollars;

     (2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

     (3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better;

     (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

     (5) commercial paper having the highest rating obtainable from Moody's or S&P and in each case maturing within six months after the date of acquisition; and

     (6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

"Change of Control" means the occurrence of any of the following:

     (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party of a Principal;

     (2) the adoption of a plan relating to the liquidation or dissolution of the Company;

     (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than the Principals and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares; or

     (4) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

"Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

     (1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

     (2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

     (3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

     (4) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

     (5) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

"Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

     (1) the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Wholly Owned Subsidiary of the Person;

     (2) the Net Income of any Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders;

     (3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded;


     (4) the aggregate amount of restructuring charges, write-downs and reserves taken by the Company in connection with the restructuring of its operations as described in this offering circular under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Restructuring Activities and Special Charges" but without regard to the expected timing of such restructuring charges, write-downs and reserves will be added back; provided that the aggregate amount added to Consolidated Net Income pursuant to this clause (4) shall not exceed $350.6 million, which shall include up to $32.6 million related to the write- down of the Company's investment in Egreetings Network, Inc., and pre-tax charges of up to $18.0 million related to changes is contractual relationships with strategic partners of AmericanGreetings.com, up to $90.0 million related to the implementation of scan-based trading at select retailers, and up to $210.0 million related to corporate restructuring;

     (5) the cumulative effect of a change in accounting principles will be excluded; and

     (6) the Net Income (but not loss) of any Unrestricted Subsidiary will be excluded (except to the extent distributed to the Company or one of its Restricted Subsidiaries).

"Consolidated Net Worth" means, with respect to any specified Person as of any date, the sum of:

     (1) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date; plus

     (2) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock.

"Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who:

     (1)  was a member of such Board of Directors on the date of the indenture;
          or
     (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

"Convertible Subordinated Notes" means $150 million in aggregate principal amount of the Company's 7.00% Convertible Subordinated Notes due July 15, 2006 to be issued concurrently with these notes.

"Credit Facilities" means, one or more debt facilities (including, without limitation, the New Credit Facilities) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

"Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

"Designated Senior Debt" means:

     (1) any Indebtedness outstanding under the Existing Credit Facility and any Credit Facility used to refinance or replace at least $25 million of debt outstanding under the Existing Credit Facility; and

     (2) after payment in full of all Obligations under the Existing Credit Facility and any Credit Facility used to refinance or replace at least $25 million of debt outstanding under the Existing Credit Facility, any other Senior Debt permitted under the indenture the principal amount of which is $25.0 million or more and that has been designated by the Company as "Designated Senior Debt."

"Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "-- Certain Covenants -- Restricted Payments."

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"Equity Offering" means any offering of common stock of the Company.

"Existing Credit Facility" means the Credit Agreement as described under "Description of Other Indebtedness -- The Credit Agreement."

"Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under Credit Facilities) in existence on the date of the indenture, until such amounts are repaid.

"Fixed Charges" means, with respect to any specified Person for any period, the sum, without duplication, of:

     (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non- cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

     (2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

     (3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

     (4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

"Fixed Charge Coverage Ratio" means with respect to any specified Person and its Restricted Subsidiaries for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

     (1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

     (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

     (3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Subsidiaries following the Calculation Date.

"GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

"Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

"Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

     (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

     (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

"Indebtedness" means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

     (1)  in respect of borrowed money;

     (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

     (3)  in respect of banker's acceptances;

     (4)  representing Capital Lease Obligations;

     (5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

     (6)  representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person. The amount of any Indebtedness outstanding as of any date will be:

     (1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

     (2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

"Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "-- Certain Covenants -- Restricted Payments." The acquisition by the Company or any Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption "-- Certain Covenants -- Restricted Payments." "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and, except in connection with any Qualified Receivables Transaction, any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

"Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock, dividends, excluding, however:

     (1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

     (2) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

"Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

"Non-Recourse Debt" means Indebtedness:

     (1)  as to which neither the Company nor any of its Restricted Subsidiaries
          (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

     (2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

     (3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

"Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness "Old Notes" means $300.0 million in outstanding principal amount of the Company's 6.10% Senior Notes due 2028.

"Permitted Business" means any business that derives a majority of its revenues from the business engaged in by the Company and its Restricted Subsidiaries on the date of original issuance of the notes and/or activities that are reasonably similar, ancillary or related to, or a reasonable extension, development or expansion of, the businesses in which the Company and its Restricted Subsidiaries are engaged on the date of original issuance of the notes.

"Permitted Investments" means:

     (1) any Investment in the Company or in a Restricted Subsidiary of the Company;

     (2)  any Investment in Cash Equivalents;

     (3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment: (a) such Person becomes a Restricted Subsidiary of the Company; or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

     (4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Repurchase at the Option of Holders-- Asset Sales;"

     (5) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

     (6) any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

     (7)  Hedging Obligations;

     (8) the acquisition by a Receivables Subsidiary in connection with a Qualified Receivables Transaction of Equity Interests of a trust or other Person established by such Receivables Subsidiary to effect such Qualified Receivables Transaction; and any other Investment by the Company or a Subsidiary of the Company in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction; provided, that such other Investment is in the form of a note or other instrument that the Receivables Subsidiary or other Person is required to repay as soon as practicable from available cash collections less amounts required to be established as reserves pursuant to contractual agreements with entities that are not Affiliates of the Company entered into as part of a Qualified Receivables Transaction;

     (9) any Investment in a Person substantially all of the assets of which are the party goods and candle businesses currently operated by the Company (as such businesses are described in this offering circular); and

     (10) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (10) that are at the time outstanding not to exceed $15.0 million.

"Permitted Junior Securities" means:

     (1)  Equity Interests in the Company; or

     (2) debt securities that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the notes are subordinated to Senior Debt under the indenture.

"Permitted Liens" means:

     (1) Liens of the Company and its Restricted Subsidiaries securing Senior Debt that was permitted by the terms of the indenture to be incurred;

     (2)  Liens in favor of the Company;

     (3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

     (4) Liens on property existing at the time of acquisition of the property by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition;

     (5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

     (6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled "--Certain Covenants-- Incurrence of indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness;

     (7)  Liens existing on the date of the indenture;

     (8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

     (9) Liens on assets of the Company or a Receivables Subsidiary incurred in connection with a Qualified Receivables Transaction;

     (10) Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries; and

     (11) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding.

"Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

     (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

     (2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

     (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

     (4) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

"Principals" means Morry Weiss, Judith A. Weiss, Harry H. Stone, Gary Weiss, Jeffrey Weiss, Zev Weiss, Elie Weiss and the Irving I. Stone Limited Liability Co.

"Qualified Receivables Transaction" means any transaction or series of transactions entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries sells, conveys or otherwise transfers to (i) a Receivables Subsidiary (in the case of a transfer by the Company or any of its Subsidiaries) and (ii) any other Person (in the case of a transfer by a Receivables Subsidiary), or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

"Receivables Subsidiary" means a Subsidiary of the Company which engages in no activities other than in connection with the financing of accounts receivable and which is designated by the board of directors of the Company (as provided below) as a Receivables Subsidiary (a) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any Subsidiary of the Company (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction), (ii) is recourse to or obligates the Company or any Subsidiary of the Company in any way other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction or (iii) subjects any property or asset of the Company or any Subsidiary of the Company (other than accounts receivable and related assets as provided in the definition of

"Qualified Receivables Transaction"), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction, (b) with which neither the Company nor any Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable and (c) with which neither the Company nor any Subsidiary of the Company has any obligation to maintain or preserve such Subsidiary's financial condition or cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Board of Directors of the Company will be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the board of directors of the Company giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing conditions.

"Related Party" means:

     (1) any controlling stockholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

     (2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

"Restricted Investment" means an Investment other than a Permitted Investment.

"Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

"Senior Debt" means:

     (1) all Indebtedness of the Company outstanding under Credit Facilities and all Hedging Obligations with respect thereto;

     (2) any other Indebtedness of the Company permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes; and

     (3) all Obligations with respect to the items listed in the preceding clauses (1) and (2).

     Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

     (1) any liability for federal, state, local or other taxes owed or owing by the Company;

     (2) any intercompany Indebtedness of the Company or any of its Subsidiaries to the Company or any of its Affiliates;

     (3)  any trade payables; or

     (4) the portion of any Indebtedness that is incurred in violation of the indenture.


"Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

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

"Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

"Subsidiary" means, with respect to any specified Person:

     (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

     (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

"Unrestricted Subsidiary" means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

     (1)  has no Indebtedness other than Non-Recourse Debt;

     (2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

     (3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results;

     (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; and

     (5) has at least one director on its Board of Directors that is not a director or executive officer of the Company or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of the Company or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "-- Certain Covenants -- Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock," the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "-- Certain Covenants --

Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period and (2) no Default or Event of Default would be in existence following such designation.

"Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

     (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

     (2)  the then outstanding principal amount of such Indebtedness.

"Wholly Owned Restricted Subsidiary" of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) will at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal United States federal income tax consequences of the purchase, ownership and disposition of the notes to beneficial owners of notes who are United States Holders (as defined below) and the principal United States federal income and estate tax consequences of the purchase, ownership and disposition of the notes to beneficial owners of notes who are Foreign Holders (as defined below). This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change possibly with retroactive effect, or different interpretations. This discussion does not address the tax consequences to subsequent purchasers of notes and is limited to initial purchasers of notes who purchase the notes at the offering price and hold the notes as capital assets, within the meaning of section 1221 of the Code. This discussion also does not address the tax consequences to Foreign Holders that are subject to United States federal income tax on a net basis on income realized with respect to a note because such income is effectively connected with the conduct of a U.S. trade or business. Such Foreign Holders are generally taxed in a similar manner to United States Holders, but certain special rules apply, including branch profits tax. This discussion does not address the tax consequences to persons who hold the notes through a partnership or similar pass-through entity. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to particular initial purchasers of notes in light of their personal circumstances or to certain types of initial purchasers (such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities, former U.S. citizens and long-term residents or persons who have hedged the risk of owning a note) or the effect of any applicable state, local or foreign tax laws.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY OF ANY FEDERAL TAX LAWS OR ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND ANY CHANGES (OR PROPOSED CHANGES) IN APPLICABLE TAX LAWS OR INTERPRETATIONS THEREOF.



UNITED STATES FEDERAL INCOME TAXATION OF UNITED STATES HOLDERS


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

As used herein, the term "United States Holder" means a holder of a note that is, for United States federal income tax purposes, (a) a citizen or resident of the United States, (b) a corporation or other entity (other than a partnership) created or organized in or under the laws of the United States or any political subdivision thereof, (c) an estate the income of which is subject to United States federal income taxation regardless of source or (d) a trust if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) the trust has elected to be treated as a United States Holder pursuant to applicable Treasury regulations.

PAYMENT OF INTEREST

Stated interest paid or accrued on the notes will constitute qualified stated interest and will be taxable to a United States Holder as ordinary income in accordance with the holder's method of accounting for U.S. federal income tax purposes. Alternatively, a United States Holder may elect to include stated interest on the notes (as well as original issue discount ("OID") and, if any, market discount, de minimis market discount and unstated interest on the notes, as adjusted by any amortizable bond premium or acquisition premium) in gross income on a constant yield basis. The mechanics and implications of such an election are complex and, as a result, United Stated Holders should consult their own tax advisors regarding the advisability of making such an election.

ORIGINAL ISSUE DISCOUNT

The notes will have OID for U.S. federal income tax purposes, and accordingly United States Holders of notes will be subject to special rules relating to the accrual of income for tax purposes. United States Holders of notes generally must include OID in gross income for U.S. federal income tax purposes on an annual basis under a constant yield accrual method regardless of their regular method of tax accounting. As a result, United States Holders will include OID in income in advance of the receipt of cash attributable to such income. However, United States Holders of the notes generally will not be required to include separately in income cash payments received on such notes, even if denominated as interest, to the extent such payments constitute payments of previously accrued OID.

The notes will be treated as issued with OID equal to the excess of a note's "stated redemption price at maturity" over its issue price. The stated redemption price at maturity of a note is the total of all payments on the note that are not payments of "qualified stated interest." A qualified stated interest payment is a payment of stated interest unconditionally payable, in cash or property (other than its debt instruments), at least annually at a single fixed rate during the entire term of the note that appropriately takes into account the length of intervals between payments. Stated interest on the notes will be treated as qualified stated interest.

The amount of OID includible in income by an initial United States Holder of a note is the sum of the "daily portions" of OID with respect to the note for each day during the taxable year or portion thereof in which such United States Holder holds such note ("accrued OID"). A daily portion is determined by allocating to each day in any "accrual period" a pro-rata portion of the OID that accrued in such period. The "accrual period" of a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first or last day of an accrual period. The amount of OID that accrues with respect to any accrual period is the excess of (i) the product of the note's adjusted issue price at the beginning of such accrual period and its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of such period, over (ii) the amount of qualified stated interest allocable to such accrual period. The "adjusted issue price" of a note at the start of any accrual period is equal to its issue price, increased by the accrued OID for each prior accrual period and reduced by any prior payments made on such note (other than payments of qualified stated interest).



IMPACT OF APPLICABLE HIGH YIELD DISCOUNT OBLIGATION RULES

If the "yield to maturity" on the notes equals or exceeds the sum of 5% and the appropriate "applicable federal rate" in effect for the month in which the notes are issued (for debt instruments issued in June 2001, the appropriate "applicable federal rate" is 4.96%, assuming semi-annual compounding) and the notes have "significant" OID, the notes will be considered "applicable high yield discount obligations" ("AHYDOS"). A debt instrument has "significant" OID if (a) the aggregate amount which would be includible in gross income with respect to such debt instrument for periods before the close of any accrual period ending after the date 5 years after the date of issue exceeds (b) the sum of (i) the aggregate amount of interest to be paid under the instrument before the close of such accrual period and (ii) the product of the issue price of the debt instrument and its yield to maturity.

If the notes are AHYDOS, the Company will not be permitted to deduct for U.S. federal income tax purposes OID accrued on the notes until such time as the Company actually pays such OID in cash or in property other than its stock or its debt (or stock or debt of a person related to us). Moreover, the lesser of
(a) the amount of OID on the notes and (b) the product of the total OID on the notes times the ratio of (i) the excess of the note's yield to maturity over the sum of the appropriate applicable federal rate plus 6% to (ii) the yield to maturity (the "Dividend-Equivalent Interest") will not be deductible at any time by us for U.S. federal income tax purposes (regardless of whether the Company actually pays such Dividend-Equivalent Interest in cash or other property). A corporate United States Holder is eligible for the dividends-received deduction for the portion of the Dividend-Equivalent Interest that would have been treated as a dividend had it been distributed by us with respect to its stock.

SALE, EXCHANGE OR RETIREMENT OF THE NOTES

Upon the sale, exchange, redemption, retirement at maturity or other disposition of a note, a United States Holder generally will recognize taxable gain or loss equal to the difference between the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued and unpaid interest, which amount will be taxable as ordinary income unless previously included in income) and such United States Holder's adjusted tax basis in the note. A United States Holder's adjusted tax basis in a note generally will equal the cost of the note to such United States Holder, increased by OID included in gross income with respect to the note and decreased by the amount of any payments (other than stated interest) received by such United States Holder.

Gain or loss recognized on the disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of such disposition, the United States Holder's holding period for the note is more than one year. The deduction of capital losses is subject to certain limitations. United States Holders of notes should consult tax advisors regarding the treatment of capital gains and losses.

The exchange of an outstanding note by a United States Holder for a registered note pursuant to the exchange offer will not constitute a taxable exchange for United States federal income tax purposes. Accordingly, there will be no United States federal income tax consequences to holders who participate in the exchange offer, and any such holder will have the same adjusted tax basis and holding period in any registered note as it had in the privately-placed, outstanding note immediately before the exchange.

BACKUP WITHHOLDING AND INFORMATION REPORTING

Backup withholding and information reporting requirements may apply to certain payments ("reportable payments") of principal and interest on a note, and to proceeds of the sale or redemption of a note before maturity. The Company, its agent, a broker, the Trustee or any paying agent, as the case may be, will be required to withhold from any reportable payment that is subject to backup withholding a backup withholding tax on such payment if, among other things, a United States Holder fails to furnish his taxpayer identification number (social security or employer identification number), certify that such number is correct, certify that such holder is not subject to backup withholding or otherwise comply with the applicable requirements of the backup withholding rules. Certain United States Holders, including all corporations, are not subject to backup withholding and information reporting requirements for payments made in respect of the notes. Any amounts withheld under the backup withholding rules from a reportable payment to a United States Holder will be allowed as a credit against such United States Holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

The amount of any reportable payments, including interest, made to the record United States Holders of notes (other than to holders which are exempt recipients) and the amount of tax withheld, if any, with respect to such payments will be reported to such United States Holders and to the IRS for each calendar year.

UNITED STATES FEDERAL INCOME TAXATION OF FOREIGN HOLDERS

As used herein, the term "Foreign Holder" means a holder (other than a partnership or an entity treated as a partnership for United States federal income tax purposes) of a note that is, for United States federal income tax purposes, neither a United States Holder, as defined above nor a former U.S. citizen or long-term resident, as defined in section 877 of the Code.

PAYMENT OF INTEREST ON NOTES

In general, payments of interest (whether the interest is stated interest or OID) received by a Foreign Holder will not be subject to a United States federal withholding tax, provided that (a)(i) the Foreign Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) the Foreign Holder is not a controlled foreign corporation that is related to the Company actually or constructively through stock ownership, (iii) the Foreign Holder is not a bank receiving interest described in section 881 (c)(3)(A) of the Code, and (iv) either (A) the beneficial owner of the note, under penalties of perjury, provides us or its agent with such beneficial owner's name and address and certifies on IRS Form W-8BEN (or a suitable substitute form) that it is not a United States Holder or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") holds the note and provides a statement to us or its agent under penalties of perjury in which it certifies that such an IRS Form W-8BEN (or a suitable substitute) has been received by it from the beneficial owner of the note or qualifying intermediary and furnishes us or its agent a copy thereof or (b) the Foreign Holder is entitled to the benefits of an income tax treaty under which interest on the notes is exempt from United States withholding tax and the Foreign Holder or such Foreign Holder's agent provides a properly executed IRS Form W-8BEN claiming the exemption. Payments of interest not exempt from United States federal withholding tax as described above will be subject to such withholding tax at the rate of 30% (subject to reduction under an applicable income tax treaty). Certain Foreign Holders who claim benefits of a treaty may be required in certain circumstances to obtain a taxpayer identification number and to provide certain documentary evidence issued by foreign governmental authorities to establish residence in a foreign county. Special procedures apply to payments through partnerships or intermediaries.

SALE, EXCHANGE OR RETIREMENT OF THE NOTES

A Foreign Holder generally will not be subject to United States federal income tax (and generally no tax will be withheld) with respect to gain realized on the sale, exchange, redemption, retirement at maturity or other disposition of a note unless (a) the Foreign Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and, generally, either has a "tax home" or an "office or other fixed place of business" in the United States or (b) a portion of the amount received represents payment of interest, and the Foreign Holder is not exempt from United States federal withholding tax on payments of interest on the note, in which case the interest may be subject to withholding tax at the rate of 30% (subject to reduction under an applicable tax treaty).




BACKUP WITHHOLDING AND INFORMATION REPORTING

Backup withholding does not apply to payments of interest made by us or a paying agent to Foreign Holders if the certification described above under "-- United States Federal Income Taxation of Foreign Holders -- Payment of Interest on notes" is received, provided that the payor does not have actual knowledge that the holder is a United States Holder. Information reporting may apply to payments of interest even if the certification is provided. If any payments of sales proceeds are made to the beneficial owner of a note by or through the foreign office of a foreign custodian, foreign nominee or other foreign agent of such beneficial owner, or if the foreign office of a foreign "broker" (as defined in applicable Treasury regulations) pays the proceeds of the sale of a note to the seller thereof, backup withholding and information reporting will not apply. Information reporting requirements (but not backup withholding) will apply, however, to a payment by a foreign office of a broker that is (a) a United States person, (b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (c) a "controlled foreign corporation" (generally, a foreign corporation controlled by certain United States shareholders) with respect to the United States, or (d) a foreign partnership with certain connections to the United States, unless the broker has documentary evidence in its records that the holder is a Foreign Holder and certain other conditions are met or the holder otherwise establishes an exemption. Payment by a United States office or a broker is subject to both backup withholding and information reporting unless the holder certifies under penalties of perjury that it is a Foreign Holder or otherwise establishes an exemption.

FEDERAL ESTATE TAXES

Subject to applicable estate tax treaty provisions, notes held at the time of death (or notes transferred before death but subject to certain retained rights or powers) by an individual who at the time of death is a Foreign Holder will not be included in such Foreign Holder's gross estate for United States federal estate tax purposes provided that the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote or hold the notes in connection with a U.S. trade or business.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF ITS NOTES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                              PLAN OF DISTRIBUTION

Each broker-dealer that receives registered notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the registered notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. The Company has agreed to keep the registration statement effective from the time the registered notes are first issued and ending on the earlier of 180 days after the date the exchange offer is completed or the date on which any such broker-dealer no longer own any of the privately-placed outstanding notes. In addition, the Company has agreed that, until December 26, 2001, none of the Company, any of its Subsidiaries, other affiliates over which it exercises management or voting control, or any person acting on their behalf will, without the prior written consent of Goldman Sachs & Co. offer, sell, contract to sell or otherwise dispose of any securities substantially similar to the notes other than in connection with this exchange offer.

The Company will not receive any proceeds from any sale of the registered notes by broker-dealers. Registered notes received by any broker-dealer for its own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the registered notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such registered notes. Any broker-dealer that resells registered notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such registered notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of registered notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

The Company has been advised by the initial purchasers of the outstanding notes that, following completion of the exchange offer, they intend to make a market in the registered notes to be issued in the exchange offer; however, they are under no obligation to do so and any market activities with respect to the registered notes may be discontinued at any time.

                                  LEGAL MATTERS

The legality of the notes has been passed on for the Company by Brouse McDowell, Akron, Ohio.

                                     EXPERTS

The consolidated financial statements and schedule of American Greetings Corporation, appearing in American Greetings Corporation's Annual Report (Form 10-K) for the fiscal year ended February 28, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.          Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by the registrant in connection with the issuance and distribution of the notes and the Class A Common Shares, and do not include fees and expenses incurred in connection with the initial issuance of the notes in the private sale on June 29, 2001. All the amounts shown are estimates, except for the Commission registration fee which is the actual amount paid in connection with the registration of the $260,000,000 principal amount of notes being registered under this registration statement.


                  Securities and Exchange Commission registration fee                       $    65,000
                  Accounting fees and expenses  .....................................            18,500
                  Printing fees and expense .........................................             5,000
                  Legal fees and expenses ...........................................            50,000
                  Miscellaneous......................................................             2,500
                                                                                             ===========
                            Total....................................................       $   141,000


* To be completed by amendment

Item 15.          Indemnification of Directors And Officers.

Section 1701.13(E) of the Ohio Revised Code authorizes the indemnification of officers and directors in defense of any civil, criminal, administrative or investigative proceeding. Article IV of the Regulations of the company provides for indemnification in terms consistent with the statutory authority, and the company maintains insurance covering certain liabilities of the directors and the elected and appointed officers of the company and its subsidiaries, including liabilities under the Securities Act.

Item 16.          Exhibits.

                  See the Exhibit Index at page E-1 of this registration statement.

Item 17.          Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Amendment No. 1 to its registration statement No. 333-65836 on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cleveland and State of Ohio, as of the 21st day of November, 2001.

                                          AMERICAN GREETINGS CORPORATION

                                          By: /s/ Jon Groetzinger, Jr.
                                             ----------------------------------
                                                Jon Groetzinger, Jr., Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 21, 2001.



SIGNATURE                                                                  TITLE

/s/Morry Weiss                                             Chairman of the Board; Chief Executive Officer;
--------------                                             Director (principal executive officer)
Morry Weiss

/s/James C. Spira                                          President; Chief Operating Officer; Director
-----------------
James C. Spira

/s/Scott B. Cowen                                          Director
-----------------
Scott S. Cowen

/s/Stephen R. Hardis                                       Director
--------------------
Stephen R. Hardis

/s/Jack Kahl                                               Director
------------
Jack Kahl

/s/Harriet Mouchly-Weiss                                   Director
------------------------
Harriet Mouchly-Weiss

/s/Charles A. Ratner                                       Director
--------------------
Charles A. Ratner

/S/Harry H. Stone                                          Director
-----------------
Harry H. Stone

/s/Jerry Sue Thornton                                      Director
---------------------
Jerry Sue Thornton

/s/William S. Meyer                                        Senior Vice President; Chief Financial Officer
--------------------                                       (principal financial officer)
William S. Meyer

/s/Joseph B. Cipollone                                     Vice President; Corporate Controller (principal
----------------------                                     accounting officer)
Joseph B. Cipollone

                         AMERICAN GREETINGS CORPORATION

                                  EXHIBIT INDEX



      EXHIBIT        DOCUMENT NAME
      NUMBER
4.1                  Indenture dated as of June 29, 2001 between the registrant, as issuer, and National City
                     Bank, as Trustee, with respect to the registrant's 11.75% Senior Subordinated Notes due 2008
4.2                  Form of the registrant's 11.75% Senior Subordinated Notes due 2008 (included in Exhibit 4.1)
5                    Opinion of Brouse McDowell, A Legal Professional Association, as to the validity of the registrant's 11.75% Senior Subordinated Notes due 2008
12                   Statement re Computation of Ratio of Earnings to Fixed Charges*
23.1                 Consent of Independent Auditors*
23.2                 Consent of Brouse McDowell (included in Exhibit 5.1)
24                   Power of Attorney
25                   Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939*
99.1                 Form of Letter of Transmittal.*
99.2                 Form of Notice of Guaranteed Delivery.*
99.3                 Form of Letter from the Registrant to Registered Holders and Depository Trust Company
                     Participants.*
99.4                 Form of Instructions from Beneficial Owners to Registered Holders and Depository
                     Trust Company Participants.*
99.5                 Form of Letter to Clients.*

*  FILED WITH THIS AMENDMENT NO. 1



                                       E-1